Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BioForm Medical, Inc.

by

Vine Acquisition Corp.,

an indirect wholly owned subsidiary of

Merz GmbH & Co. KGaA

at

$5.45 Net per Share

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON FEBRUARY 12, 2010,

UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS

OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF

THE OFFER.

Pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009 (the “Merger Agreement”), by and among Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”), Vine Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Merz (“Acquisition Sub”), and BioForm Medical, Inc., a Delaware corporation (“BioForm”), Acquisition Sub is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share, of BioForm (the “Shares”), at a purchase price of $5.45 per Share, net to the seller in cash, without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. Following the satisfaction or waiver of each of the applicable conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase and the purchase by Acquisition Sub of the Shares in the Offer, Acquisition Sub will be merged with and into BioForm (the “Merger”), with BioForm surviving the Merger as an indirect wholly owned subsidiary of Merz. As a result of the Merger, each outstanding Share (other than Shares owned by Merz, Acquisition Sub, BioForm or any wholly owned subsidiary of Merz or BioForm, or held in BioForm’s treasury, or Shares owned by any stockholder of BioForm who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) of a number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Merz and Acquisition Sub (together with their wholly owned subsidiaries), constitute at least a majority of the total number of then-outstanding Shares on a “fully diluted basis” (as defined in the Merger Agreement). The foregoing condition is referred to as the “Minimum Tender Condition” in this Offer to Purchase. The Minimum Tender Condition may not be amended or waived by Acquisition Sub without the prior written consent of BioForm. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

Steve Basta, the Chief Executive Officer and a director of BioForm, Dennis Condon, the President and Chief Business Officer and a director of BioForm, Adam Gridley, Senior Vice President, Corporate Development of BioForm, N.C. Joseph Lai, a director of BioForm, and certain of his affiliates, Martin P. Sutter, a director of BioForm, and Essex Woodlands Health Ventures Fund VI, L.P., have each entered into Tender and Support Agreements (collectively, the “Support Agreements”) with Merz and Acquisition Sub pursuant to which they have agreed, in their capacity as stockholders of BioForm, to tender or cause to be tendered to Acquisition Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire or own, beneficially or of record (pursuant to BioForm stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such Shares, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such Shares have not been previously accepted for payment pursuant to the Offer, and have given Merz an irrevocable proxy to vote each such stockholder’s Shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the General Corporation Law of the State of Delaware and have agreed not to take any action that BioForm is prohibited from taking under Section 6.3 of the Merger Agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements—Non-Solicitation of Acquisition Proposals and Related Provisions) of this Offer to Purchase). As of December 31, 2009, such stockholders beneficially owned an aggregate of 11,511,846 Shares, representing approximately 24.7% of the outstanding Shares as of such date. In addition, such stockholders held stock options to purchase in the aggregate 2,223,111 Shares.

The BioForm board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of BioForm and its stockholders; (ii) approved and adopted the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the completion of the Offer (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that BioForm’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, adopt the Merger Agreement. Accordingly, BioForm’s board of directors unanimously recommends that the stockholders of BioForm accept the Offer and tender their Shares to Acquisition Sub in the Offer and, if required by Delaware law, vote their Shares to adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-ix. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

January 15, 2010

IMPORTANT

Any stockholder of BioForm who desires to tender all or any portion of such stockholder’s Shares to Acquisition Sub in the Offer should either (i) complete and sign the Letter of Transmittal (or a photocopy of it) for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a photocopy of it) and any other required documents to the depositary for the Offer, Deutsche Bank Trust Company Americas (the “Depositary”), and either deliver the certificates representing such Shares to the Depositary along with the Letter of Transmittal (or a photocopy of it) or tender such Shares by book-entry transfer by following the procedures described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase, in each case, prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer or (ii) request such stockholder’s broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder of BioForm with Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact that institution in order to tender such Shares to Acquisition Sub in the Offer.

Any stockholder of BioForm who desires to tender Shares to Acquisition Sub in the Offer and whose certificates representing such Shares are not immediately available, or who cannot comply in a timely manner with the procedures for tendering Shares by book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the Expiration Date of the Offer, may tender such Shares to Acquisition Sub in the Offer by following the procedures for guaranteed delivery described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent for the Offer at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained free of charge from the Information Agent.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

tenderoffer@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885

SUMMARY TERM SHEET

We are Vine Acquisition Corp., an indirect wholly owned subsidiary of Merz GmbH & Co. KGaA, and we are making an offer to purchase all of the outstanding shares of common stock of BioForm. The following are some of the questions you, as a stockholder of BioForm, may have about our offer and our answers to those questions. This Summary Term Sheet provides important information about our offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal for our offer because the information in this Summary Term Sheet is not complete. Additional important information about our offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal for our offer. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appear.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Vine Acquisition Corp. and, where appropriate, Merz. We use the term “Merz” to refer to Merz GmbH & Co. KGaA alone, the term “Acquisition Sub” to refer to Vine Acquisition Corp. alone and the term “BioForm” to refer to BioForm Medical, Inc. As used in this Summary Term Sheet, we use the term “merger agreement” to refer to the Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm.

Who is offering to buy my BioForm shares?

Our name is Vine Acquisition Corp. We are a Delaware corporation organized as an indirect wholly owned subsidiary of Merz for the sole purpose of making a tender offer for the outstanding shares of common stock of BioForm and completing the merger described below. Merz Pharma Group is a German-based, family-held group of companies, which includes Merz, and employs approximately 1,745 people worldwide. Merz Pharma Group generated revenue of approximately Euro 590 million in the most recently completed fiscal year. Merz Pharma Group’s focus is on drugs for treating neurological and psychiatric conditions, and the group holds a leading position in the field of Alzheimer’s research. Another core competency of Merz Pharma Group lies in clinical and aesthetic dermatology. See Introduction and Section 9 (Certain Information Concerning Acquisition Sub and Merz) of this Offer to Purchase for more information.

How many shares of BioForm common stock are you offering to purchase?

We are making an offer to purchase all of the outstanding shares of BioForm common stock upon the terms and subject to the conditions set forth in this Offer to Purchase. See Introduction and Sections 1 (Terms of the Offer), 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) and 13 (Conditions to the Offer) of this Offer to Purchase for more information.

How much are you offering to pay for my shares of BioForm common stock, what is the form of payment and will I have to pay any fees or commissions if I tender my shares in your offer?

We are offering to pay $5.45 per share, net to you, in cash (without interest thereon and less any required withholding tax) for each of your shares of BioForm common stock. If you are the record owner of your shares and you tender them in our offer, you will not have to pay any brokerage fees or similar expenses to do so. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares in our offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your shares in our offer. See Introduction and Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

S-i

Do you have the financial resources to pay for all of the shares of BioForm common stock that you are offering to purchase?

Yes. Our indirect parent company, Merz, will contribute or cause to be contributed to us sufficient funds to pay for all of the shares of BioForm common stock that are accepted for payment by us in our offer, and to make payments for all shares of BioForm common stock that are not accepted for payment in our offer and that will be converted into the right to receive $5.45 per share in cash (without interest thereon and less any required withholding tax) in the merger described below following the acceptance of shares of BioForm common stock for payment pursuant to our offer. Merz expects to use its cash on hand and cash equivalents to effect this contribution of funds. Our offer is not subject to any financing contingencies. See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

Is your financial condition relevant to my decision whether to tender my shares of BioForm common stock in your offer?

No. We do not believe that our financial condition is material to your decision whether to tender your shares of BioForm common stock in our offer because:

•	cash is the only consideration that we are paying to the holders of BioForm common stock in connection with our offer and the merger;

•	we are offering to purchase all of the outstanding shares of BioForm common stock in our offer;

•	our offer is not subject to any financing contingencies; and

•	Merz currently has cash and cash equivalents of approximately $300 million, and will provide the necessary funding to finance our offer.

See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

How long do I have to tender my shares of BioForm common stock in your offer?

Unless we extend our offer or provide for a “subsequent offering period” following completion of the initial offer as described below, you will have until 12:00 midnight (one minute after 11:59 p.m.), New York City time, on February 12, 2010, to tender your shares of BioForm common stock in our offer. If you cannot deliver everything that is required to tender your shares by that time, you may be able to use a guaranteed delivery procedure to tender your shares, as described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase. As used in this summary term sheet, “expiration date” means the latest time and date on which our offer, as it may be extended by us, expires.

We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

What are the most significant conditions to your offer?

We are not obligated to purchase any shares of BioForm common stock that are tendered in our offer unless, prior to the expiration date of our offer, the number of shares validly tendered in accordance with the terms of our offer and not withdrawn, together with any shares of BioForm common stock then owned by us or Merz (together with our respective wholly owned subsidiaries), constitute at least a majority of the total number of then-outstanding shares of BioForm common stock on a “fully diluted basis” (as defined in the Merger Agreement). The foregoing condition is referred to as the “minimum tender condition” in this Offer to Purchase. The minimum tender condition may not be amended or waived by Acquisition Sub without the prior written consent of BioForm.

S-ii

Our offer is not subject to any financing contingencies, but it is subject to a number of other conditions, including conditions with respect to the expiration or termination of the waiting period applicable to our acquisition of shares of BioForm common stock in connection with our offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the accuracy of BioForm’s representations and warranties set forth in the merger agreement subject to materiality qualifiers, BioForm’s compliance in all material respects with its obligations, covenants and agreements in the merger agreement, the absence of certain legal impediments to our offer or the merger, the absence of any “material adverse effect” with respect to BioForm, the absence of certain pending legal proceedings by any governmental entity challenging or seeking to restrain or prohibit our offer or the merger, and the continued support of BioForm and certain of its stockholders of the transactions contemplated by the merger agreement. See Section 13 (Conditions to the Offer) of this Offer to Purchase for more information about these and other conditions to our offer.

We can waive any condition to our offer without BioForm’s consent, other than the minimum tender condition, for which we must obtain BioForm’s prior written consent to waive.

Under what circumstances can or must you extend your offer?

Under the terms of the merger agreement, we may, in our discretion and without the consent of BioForm or any other person, extend our offer beyond the expiration date of the offer (i) on one or more occasions for an additional period of up to 20 business days per extension (but no later than April 30, 2010) in order to permit all of the conditions to our offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such expiration date, (ii) from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to our offer and (iii) to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act unless immediately following our acceptance for payment of shares of BioForm common stock tendered in our offer, we have become the owner, together with Merz and our respective subsidiaries, of 90% or more of the then-outstanding shares of BioForm common stock. During any subsequent offering period, if there is one, you can tender to us (but not withdraw), and we must accept for payment, and pay for, your shares at the same $5.45 per share price payable in our offer.

Under the terms of the merger agreement, we must extend our offer beyond the expiration date of the offer, if requested by BioForm (i) for one or more periods of time of up to 20 business days per extension, if at any scheduled expiration of our offer, any of the conditions to our offer are not satisfied or waived (except that, if at any scheduled expiration of our offer, the “minimum tender condition” has not been satisfied or waived, and, prior to such scheduled expiration, an alternative “acquisition proposal” has been disclosed or made and not withdrawn, then we will not be required to extend our offer for more than 20 business days in the aggregate), (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to our offer and (iii) to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of at least ten business days if, immediately following our acceptance for payment of shares of BioForm common stock, we have become the owner, together with Merz and our respective subsidiaries, of more than 80% but less than 90% of the shares of BioForm common stock then outstanding. Notwithstanding the foregoing, in no circumstance will we or Merz be required to extend our offer beyond April 30, 2010.

See Sections 1 (Terms of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

How will I be notified if you extend your offer?

If we extend our offer, we will inform the Depositary, Deutsche Bank Trust Company Americas, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was previously scheduled to expire. If we elect to provide or extend

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any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration date of our offer or date of termination of any prior subsequent offering period. See Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

How do I tender my Shares of BioForm Common Stock in your offer?

To tender all or any portion of your shares of BioForm common stock in our offer, you must either deliver the certificate or certificates representing your tendered shares, together with the Letter of Transmittal (or a photocopy of it) enclosed with this Offer to Purchase, properly completed and duly executed, with any required signature guarantees, and any other required documents, to the Depositary, Deutsche Bank Trust Company Americas, or tender your shares using the book-entry procedure described in Section 2 (Procedures for Tendering shares of BioForm Common Stock in the Offer) of this Offer to Purchase, prior to the expiration date of our offer.

If you hold your shares of BioForm common stock in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your shares of BioForm common stock in our offer, the broker, dealer, bank, trust company or other nominee that holds your shares must tender them on your behalf through the Depositary.

If you cannot deliver the items that are required to be delivered to the Depositary by the expiration date of our offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Market trading days. You may use the Notice of Guaranteed Delivery enclosed with this Offer to Purchase for this purpose. To tender shares of BioForm common stock in this manner, however, the Depositary must receive the missing items within such three trading day period. See Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase for more information.

Can I withdraw shares that I previously tendered in your offer? Until what time may I withdraw previously tendered shares?

Yes. You can withdraw some or all of the shares of BioForm common stock that you previously tendered in our offer at any time prior to the expiration date of the offer, as it may be extended. Further, if we have not accepted your shares for payment by March 15, 2010, 60 days after commencement of our offer, you can withdraw them at any time after March 15, 2010. Once we accept your tendered shares for payment upon the expiration of our offer, however, you will no longer be able to withdraw them. In addition, your right to withdraw your previously tendered and accepted shares will not apply to any subsequent offering period (which is not the same as an extension of our offer), if one is provided. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

How do I withdraw my previously tendered shares?

To withdraw any shares of BioForm common stock that you previously tendered in our offer, you (or, if your shares are held in street name, the broker, dealer, bank, trust company or other nominee that holds your shares) must deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary while you still have the right to withdraw your shares. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

S-iv

Has BioForm’s board of directors approved your offer?

Yes. Our offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm. BioForm’s board of directors has unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including our offer and the merger, are advisable and fair to and in the best interests of BioForm and its stockholders;

•	adopted and approved the merger agreement;

•

directed that the merger agreement be submitted to the holders of shares of BioForm common stock for adoption as promptly as practicable after the completion of our offer (unless the merger can be consummated without such vote under Delaware law); and

•

resolved to recommend that BioForm’s stockholders accept our offer and tender their shares of BioForm common stock to us pursuant to our offer and, if required to consummate the merger, adopt the merger agreement.

Accordingly, BioForm’s board of directors unanimously recommends that you accept our offer and tender your shares of BioForm common stock to us in our offer and, if required by Delaware law, vote your shares of BioForm common stock to adopt the merger agreement.

The factors considered by BioForm’s board of directors in making the determinations and the recommendation described above and other matters relied upon by BioForm’s board of directors are described in BioForm’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the stockholders of BioForm with this Offer to Purchase. We urge you to carefully read BioForm’s Solicitation/Recommendation Statement on Schedule 14D-9.

See Section 11 (Background of the Offer) of this Offer to Purchase for more information.

Have any stockholders of BioForm already agreed to tender their shares in your offer?

Yes. Certain directors, executive officers and other stockholders of BioForm have each entered into a Tender and Support Agreement with us and Merz pursuant to which they have agreed, in their capacity as stockholders of BioForm, to tender or cause to be tendered to us in our offer all of the shares of BioForm common stock owned beneficially and/or of record by them, as well as any additional shares which they may acquire or own, beneficially or of record (pursuant to BioForm stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such shares, among other things, in favor of the approval of the merger agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the merger agreement), to the extent any such shares have not been previously accepted for payment pursuant to our offer, and have given Merz an irrevocable proxy to vote each such stockholder’s shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the General Corporation Law of the State of Delaware and have agreed not to take any action that BioForm is prohibited from taking under Section 6.3 of the merger agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements—Non-Solicitation of Acquisition Proposals and Related Provisions) of this Offer to Purchase). As of December 31, 2009, such stockholders beneficially owned an aggregate of 11,511,846 shares of BioForm common stock, representing approximately 24.7% of the shares of BioForm common stock outstanding as of such date. In addition, such stockholders held stock options to purchase in the aggregate 2,223,111 Shares. See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

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What are your plans if you successfully complete your offer but do not acquire all of the outstanding shares of BioForm common stock in your offer?

If we accept shares of BioForm common stock for payment pursuant to our offer and certain limited conditions are satisfied, as soon as practicable following such acceptance, we intend to merge with and into BioForm so that BioForm will be the surviving corporation in the merger and will continue as an indirect wholly owned subsidiary of Merz. If we accept shares of BioForm common stock for payment pursuant to our offer, we will hold a sufficient number of shares of BioForm common stock to ensure any requisite approval of the merger agreement by BioForm stockholders under applicable law to consummate the merger. In addition, if we own at least 90% of the outstanding shares of BioForm common stock, under applicable law, we will not be required to obtain the approval of BioForm’s stockholders to consummate the merger.

As a result of the merger, all of the outstanding shares of BioForm common stock that are not tendered in our offer, other than shares that are owned by Merz, BioForm or us (or any wholly owned subsidiary of Merz or BioForm), or held in BioForm’s treasury, or any shares that are owned by any stockholder of BioForm who is entitled to and properly exercises appraisal rights under Delaware law in respect of that stockholder’s shares, will be converted into the right to receive $5.45 per share in cash (without interest thereon and less any required withholding tax).

Our obligation to merge with and into BioForm following the acceptance of shares of BioForm common stock for payment pursuant to our offer is subject to the satisfaction or waiver, at or prior to the closing of the merger, of each of the following conditions: (i) adoption of the merger agreement by BioForm’s stockholders under Delaware law (if required); and (ii) no order, injunction or decree preventing the completion of the merger having been issued by any court or other governmental entity of competent jurisdiction and remaining in effect, and no legal requirement having been enacted or enforced and remaining in effect that prohibits or makes the completion of the merger illegal. Our obligation to merge with and into BioForm is also subject to the successful completion of our offer.

See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

If you successfully complete your offer, what will happen to BioForm’s board of directors?

If we accept shares of BioForm common stock for payment pursuant to our offer, pursuant to the merger agreement, Merz will become entitled to designate a number of directors that proportionately corresponds to its total share ownership of BioForm, but no less than a majority of the members of BioForm’s board of directors. At Merz’s request, BioForm must promptly increase the size of BioForm’s board of directors or use commercially reasonable efforts to seek the resignations of the number of BioForm directors as is necessary to provide Merz with such level of representation and must use commercially reasonable efforts to cause Merz’s designees to be so elected or appointed. Therefore, if we accept shares of BioForm common stock for payment pursuant to our offer, Merz will obtain control over the management of BioForm shortly thereafter. After the election or appointment of the directors designated by Merz to BioForm’s board of directors and prior to the completion of the merger, pursuant to the merger agreement, the approval of a majority of the continuing directors who were directors of BioForm on the date of the merger agreement will be required in order to effect (i) any amendment or termination of the merger agreement requiring action by BioForm’s board of directors, (ii) any extension of time for the performance of any of Merz’s or our obligations or other acts under the merger agreement, (iii) any waiver of compliance with any of the agreements or conditions under the merger agreement that are for the benefit of BioForm and (iv) any action to seek to enforce any of Merz’s or our obligations under the merger agreement (or any other action by BioForm’s board of directors with respect to the merger agreement, the offer or the merger, if such other action materially and adversely affects, or could reasonably be expected to

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materially and adversely affect, any of BioForm’s stockholders other than Merz or us). See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

If I decide not to tender my shares of BioForm common stock in your offer, how will the completion of the merger affect my shares?

If we accept shares of BioForm common stock for payment pursuant to our offer, but you do not tender your shares in our offer, and the merger is completed, your shares will be converted into the right to receive the same amount of cash that you would have received had you tendered your shares in our offer (without interest thereon and less any withholding tax), subject to your right to pursue any appraisal rights you may be entitled to under Delaware law. Therefore, if we consummate the merger, unless you are entitled to and properly exercise your appraisal rights under Delaware law, the only difference to you between having your shares accepted for payment in our offer and not doing so is that you will be paid earlier if you have your shares accepted for payment in our offer.

If we accept shares of BioForm common stock for payment pursuant to our offer, then until such time thereafter as we consummate the merger, the number of stockholders of BioForm and the number of shares of BioForm common stock that remain in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for such shares. Also, shares of BioForm common stock may no longer be eligible to be traded on The Nasdaq Global Market or any other securities exchange, and BioForm may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Sections 7 (Effect of the Offer on the Market for BioForm Common Stock; Nasdaq Listing of BioForm Common Stock; Exchange Act Registration of BioForm Common Stock; Margin Regulations) and 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

Are appraisal rights available in either your offer or the merger?

Appraisal rights are not available in connection with our offer. You may be entitled to appraisal rights under Delaware law in connection with the merger if you do not tender your shares of BioForm common stock in our offer and properly exercise such rights in accordance with Delaware law. If you choose to exercise your appraisal rights in connection with the merger, and you comply with the applicable requirements of Delaware law, you will be entitled to payment for your shares based on a fair and independent appraisal of the value of your shares as determined pursuant to Section 262 of the General Corporation Law of the state of Delaware. This value may be more or less than the $5.45 per share that we are offering to pay you for your shares in our offer or that you would otherwise receive in the merger. See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

What will happen to my employee stock options in your offer?

We will not assume any BioForm stock options.

Each unexercised BioForm stock option, to the extent vested and outstanding immediately prior to the first time we accept shares of BioForm common stock in our offer, will be converted into the right to receive, and the holder of each such BioForm stock option will be entitled to receive, a payment in cash, in consideration of such conversion and in full settlement of such vested and outstanding stock option, in an amount equal to the product of: (i) the difference of (A) the $5.45 per share price payable in our offer minus (B) the exercise price per share of BioForm common stock subject to such BioForm stock option; multiplied by (ii) the total number of shares of BioForm common stock subject to the unexercised portion of such BioForm stock option immediately prior to

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such time. Any such payment made will be made without interest thereon and less any required withholding tax. However, if the exercise price per share of BioForm common stock under any such BioForm stock option is equal to or greater than the offer price payable in our offer, then such BioForm common stock option will be canceled for no consideration. Any amounts so payable will be paid as promptly as practicable (and in any event no later than 30 days) following the first time we accept shares of BioForm common stock in our offer.

Each unexercised BioForm stock option that is unvested and outstanding immediately prior to the first time we accept shares of BioForm common stock in our offer, will entitle the holder of each such BioForm stock option to receive, and such holder will become entitled to receive upon the vesting of such BioForm stock option in accordance with the terms of such option and the applicable BioForm stock option plan pursuant to which such BioForm stock option was issued (each as may be modified pursuant to the merger agreement), in full settlement of such BioForm stock option, a payment in cash in an amount equal to the product of: (i) the difference of (A) the $5.45 per share price payable in our offer minus (B) the exercise price per share of BioForm common stock subject to such BioForm stock option; multiplied by (ii) the total number of shares of BioForm common stock subject to the unexercised portion of such BioForm stock option that would have become so vested and exercisable at such time. Any such payment made will be made without interest thereon and less any required withholding tax. However, if the exercise price per share of BioForm common stock under any such BioForm stock option is equal to or greater than the offer price payable in our offer, then such BioForm stock option will be canceled for no consideration. Any amounts so payable will be paid as promptly as practicable (and in any event no later than 30 days) following the date any such BioForm stock option becomes vested. The parties have agreed that, prior to the first time we accept shares of BioForm common stock in our offer, they will enter into an arrangement pursuant to which BioForm (or, at Merz’s option, Merz or one of its affiliates) will deposit (in trust for persons who might be entitled to payments pursuant to this provision) into a separate bank account at a bank designated by Merz and reasonably acceptable to BioForm an amount of cash equal to the amount that might become payable pursuant to this provision (or other alternative arrangement providing appropriate security for the payments due under this provision reasonably acceptable to BioForm and Merz).

See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

What are the U.S. federal income tax consequences of exchanging my shares of BioForm common stock pursuant to your offer or the merger?

In general, your exchange of shares of BioForm common stock for cash pursuant to our offer or the merger will be a taxable transaction for U.S. federal income tax purposes, and it also may be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor to determine the tax consequences to you of our offer and the merger. See Section 5 (Certain Material United States Federal Income Tax Consequences) of this Offer to Purchase for more information.

What is the market value of my shares of BioForm common stock?

On December 31, 2009, the last trading day before Merz and BioForm announced that they had entered into the merger agreement, the closing price of shares of BioForm common stock reported on The Nasdaq Global Market was $3.40 per share; therefore, the offer price of $5.45 per share represents a premium of 60% over the closing price of BioForm shares before announcement of the merger agreement. On January 14, 2010, the last trading day prior to the printing of this Offer to Purchase, the closing price of shares of BioForm common stock reported on The Nasdaq Global Market was $5.55 per share. We advise you to obtain a recent quotation for shares of BioForm common stock when deciding whether to tender your shares in our offer. See Section 6 (Price Range of Shares of BioForm Common Stock; Dividends on Shares of BioForm Common Stock) of this Offer to Purchase for more information.

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What is the “Top-Up Option” and when will it be exercised?

BioForm has granted us an option to purchase from BioForm (for cash or a note payable, at a price per share equal to the $5.45 payable in our offer) that number (but not less than that number) of shares of BioForm common stock as is equal to the lowest number of shares of BioForm common stock that, when added to any shares of BioForm common stock owned by us or Merz at the time of such exercise, will constitute more than 90% of the total number of shares of BioForm common stock then outstanding, such that we may effect a “short form” merger with BioForm under Delaware law.

We may exercise this option after we have accepted for payment and paid for shares of BioForm common stock in our offer, but only (i) once, and only if we and Merz own at least 80% of the total number of shares of BioForm common stock then outstanding, (ii) within five business days after the expiration date of our offer or of any subsequent offering period, (iii) for a number of shares of BioForm common stock not in excess of BioForm’s then authorized and unissued shares of common stock and (iv) if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or BioForm’s stockholders in connection with such exercise or the delivery of shares of BioForm common stock in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable.

See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

Whom can I contact if I have questions about your offer?

You should contact the Information Agent for our offer at the address and telephone numbers listed below if you have any questions about our offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

tenderoffer@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885

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To: The Holders of Common Stock of BioForm Medical, Inc.

INTRODUCTION

Vine Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”), hereby offers to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of BioForm Medical, Inc., a Delaware corporation (“BioForm”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase.

Tendering BioForm stockholders whose Shares are registered in their own names and who tender their Shares directly to Deutsche Bank Trust Company Americas, which is acting as the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the Shares in the Offer. A stockholder of BioForm who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such stockholder’s Shares to Acquisition Sub in the Offer.

Merz will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 15 (Fees and Expenses) of this Offer to Purchase for more information.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Acquisition Sub of Shares in the Offer, Acquisition Sub will be merged with and into BioForm (the “Merger”), with BioForm surviving the Merger as an indirect wholly owned subsidiary of Merz. As a result of the Merger, each outstanding Share (other than Shares owned by Merz, Acquisition Sub, BioForm or any wholly owned subsidiary of Merz or BioForm, or held in BioForm’s treasury, or Shares owned by any stockholder of BioForm who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest thereon and less any required withholding tax. See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information. Under no circumstances will interest be paid by Acquisition Sub on the Offer Price payable in respect of Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

The BioForm board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of BioForm and its stockholders; (ii) adopted and approved the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the completion of the Offer (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that BioForm’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, if required to consummate the Merger, adopt the Merger Agreement. Accordingly, BioForm’s board of directors unanimously recommends that the stockholders of BioForm accept the Offer and tender their Shares to Acquisition Sub in the Offer and, if required by Delaware law, vote their Shares to adopt the Merger Agreement.

In connection with the Offer and the Merger, J.P. Morgan Securities Inc. (“J.P. Morgan”), BioForm’s financial advisor, delivered to BioForm’s board of directors a written opinion, dated December 31, 2009, to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in J.P. Morgan’s written opinion, the per Share consideration to be paid to the holders of Common Stock in the Offer and Merger (together and not separately, the “Transaction”) was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated December 31, 2009, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is included with BioForm’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed by BioForm with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and has been mailed to BioForm stockholders. J.P. Morgan’s written opinion was addressed to BioForm’s board of directors, was directed only to the fairness, from a financial point of view, of the per Share consideration to be paid to the holders of Common Stock in the Transaction, and does not constitute a recommendation to any BioForm stockholder as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter. The per Share consideration to be paid to the holders of Common Stock in the Transaction was determined in negotiations between BioForm and Merz, and the decision to approve and recommend the Transaction was made independently by BioForm’s board of directors. The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of the written opinion.

The factors considered by BioForm’s board of directors in making the determinations and the recommendation described above and other matters relied upon by BioForm’s board of directors are described in BioForm’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the stockholders of BioForm with this Offer to Purchase. Stockholders of BioForm are urged to, and should, carefully read BioForm’s Solicitation/Recommendation Statement on Schedule 14D-9.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) that number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Merz and Acquisition Sub (together with their respective wholly owned subsidiaries), constitute at least a majority of the total number of then-outstanding Shares on a “fully diluted basis,” which is defined in the Merger Agreement to mean, as of any time, the number of Shares outstanding, plus (at the option of Merz) all shares of common stock of BioForm that BioForm would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all “in the money” options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of common stock of BioForm that are outstanding and that are vested (or that will be vested) immediately prior to the effective time of the Merger. The foregoing condition is referred to as the “Minimum Tender Condition” in this Offer to Purchase. The Minimum Tender Condition may not be amended or waived by Acquisition Sub without the prior written consent of BioForm. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

BioForm has informed Acquisition Sub that, as of December 31, 2009, there were 46,539,908 Shares issued and outstanding, and 8,972,106 employee stock options (with an exercise price of less than the Offer Price) to purchase Shares. Based solely upon the foregoing, the Minimum Tender Condition would be satisfied if more than 27,756,007 Shares were validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition, however, will depend upon the actual number of Shares outstanding at the Expiration Date on a fully diluted basis.

Consummation of the Merger is also subject to the satisfaction of certain conditions, including (i) the acceptance for payment of, and payment for, Shares by Acquisition Sub in the Offer and (ii) the adoption of the Merger Agreement by the holders of at least a majority in combined voting power of the outstanding Shares, if required by applicable law. If Acquisition Sub accepts Shares of BioForm common stock for payment pursuant to the Offer, Acquisition Sub will have sufficient voting power to approve the Merger Agreement under applicable law without the vote in favor of approval of the Merger Agreement by any other holder of BioForm common stock. In addition, if Acquisition Sub owns 90% or more of the outstanding Shares, under applicable law, Acquisition Sub and Merz will be able to consummate the Merger without a vote on the approval of the Merger Agreement by the holders of BioForm common stock. In the event that Merz proceeds with a Merger not requiring stockholder approval, under the terms of the Merger Agreement, Merz, Acquisition Sub and BioForm have agreed to take all necessary and appropriate action to cause the Merger to become effective promptly after the completion of the Offer without a meeting of BioForm’s stockholders. See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

This Offer to Purchase and the Letter of Transmittal for the Offer contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment, and will pay for, all Shares that are validly tendered to Acquisition Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. The term “Expiration Date” as used in this Offer to Purchase means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on February 12, 2010, unless and until Acquisition Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term Expiration Date as used in this Offer to Purchase will mean the latest time and date at which the Offer, as so extended by Acquisition Sub, will expire.

Under the terms of the Merger Agreement, Acquisition Sub may, in its discretion and without the consent of BioForm or any other person, extend the Offer beyond the Expiration Date:

•

on one or more occasions for an additional period of up to 20 business days per extension (but no later than April 30, 2010) in order to permit all of the conditions to the Offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such Expiration Date;

•	from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer; and

•

to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act unless immediately following the first time as of which Acquisition Sub accepts any Shares for payment pursuant to the Offer (the “Purchase Time”), Merz and Acquisition Sub, together with their respective subsidiaries, have become the owners of 90% or more of the then-outstanding Shares (including Shares tendered in the Offer and not withdrawn).

Under the terms of the Merger Agreement, Acquisition Sub must extend the Offer beyond the Expiration Date, if requested by BioForm:

•

for one or more periods of time of up to 20 business days per extension, if at any scheduled expiration of the Offer, any of the conditions to the Offer are not satisfied or waived (except that, if at any scheduled expiration of the Offer, the Minimum Tender Condition has not been satisfied or waived, and, prior to such scheduled expiration, an alternative Acquisition Proposal has been disclosed, announced, commenced, submitted or made and not withdrawn, then Acquisition Sub will not be required to extend the Offer for more than 20 business days in the aggregate);

•	for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer; and

•

to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of at least ten business days if, immediately following the Purchase Time, Merz and Acquisition Sub, together with their respective subsidiaries, have become the owners of more than 80% but less than 90% of the then-outstanding Shares (including Shares tendered in the Offer and not withdrawn).

Notwithstanding the foregoing, in no circumstance will Acquisition Sub be required to extend the Offer beyond April 30, 2010.

Acquisition Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes to the terms of the Offer, except that, without the prior written consent of BioForm, Acquisition Sub may not: (i) decrease the Offer Price or change the form of the consideration payable in the Offer; (ii) decrease the number of Shares sought pursuant to the Offer; (iii) amend or waive the Minimum Tender Condition; (iv) add to the conditions to the Offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase (the “Offer Conditions”); (v) modify the Offer Conditions in a manner adverse to the holders of Shares; (vi) extend the expiration date of the Offer except as described in this Section 1 of this Offer to Purchase; or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event occurs during such period, then the Offer Price will be appropriately adjusted.

If by 12:00 midnight (one minute after 11:59 p.m.), New York City time, on February 12, 2010 (or by any other time and date then scheduled as the Expiration Date), any or all of the Offer Conditions have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, Acquisition Sub may (i) subject to the qualification described above with respect to the Minimum Tender Condition, waive all of the Offer Conditions that remain unsatisfied and accept for payment and pay for all Shares that have been validly tendered and not withdrawn prior to the Expiration Date, (ii) extend the Offer, (iii) subject to the qualifications described above, amend the Offer, or (iv) subject to any obligation of Acquisition Sub to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any Shares and return all previously tendered Shares to the owners of such Shares.

The rights reserved by Acquisition Sub described in the preceding paragraphs are in addition to its rights pursuant to Section 13 (Conditions to the Offer) of this Offer to Purchase. Any extension of the Offer, waiver of the Offer Conditions, amendment to the Offer or termination of the Offer will be followed as promptly as practicable by a public announcement thereof. A public announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Acquisition Sub may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Shares), Acquisition Sub will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire and/or Dow Jones news services. The phrase “business day” as used in this paragraph has the meaning set forth in Rule 14d-1 under the Exchange Act (otherwise “business day” is defined in the Merger Agreement as any day on which banks are not required or authorized by law to close in New York, New York or Frankfurt, Germany).

In the event that Acquisition Sub makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Acquisition Sub will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required under the applicable rules and regulations of the SEC to allow for adequate dissemination to stockholders. With respect to other material changes in the terms of the Offer, the minimum period during which the Offer must remain open will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information.

If, as described above, Acquisition Sub elects or is required by BioForm to provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act, such subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to Acquisition Sub in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. Acquisition Sub will promptly accept for payment, and pay for, all Shares that were validly tendered to Acquisition Sub during a subsequent offering period (or any extension thereof), if provided, for the same price paid to holders of Shares that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash without interest thereon and less any required withholding tax. Holders of Shares that are validly tendered to Acquisition Sub during a subsequent offering period (or any extension thereof), if provided, will not have the right to withdraw such tendered Shares.

Under Rule 14d-11 of the Exchange Act, a subsequent offering period may be provided for so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Acquisition Sub offers the same form and amount of consideration for Shares in the subsequent offering period that was offered in the Offer, (iii) Acquisition Sub immediately accepts and promptly pays for all Shares that are validly tendered to Acquisition Sub and not withdrawn prior to the Expiration Date, (iv) Acquisition Sub announces the results of the Offer, including the approximate number and percentage of Shares that were validly tendered in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period and (v) Acquisition Sub immediately accepts and promptly pays for Shares as they are tendered during the subsequent offering period.

Acquisition Sub has not committed to provide for a subsequent offering period following the expiration of the Offer, although it reserves the right to do so in its discretion or if requested by BioForm in accordance with the terms of the Merger Agreement.

Under the Merger Agreement, BioForm has irrevocably granted to Acquisition Sub an Option (the “Top-Up Option”) to purchase from BioForm (for cash or a note payable, at a price per share equal to the Offer Price) that number (but not less than that number) of Shares (the “Top-Up Shares”) as is equal to the lowest number of Shares that, when added to any Shares owned by Acquisition Sub or Merz at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding (assuming the issuance of the Top-Up Shares). The exercise of this Top-Up Option would permit Acquisition Sub to then merge with and into BioForm without the need for a vote by BioForm’s stockholders to approve the Merger.

Acquisition Sub may exercise the Top-Up Option in its discretion, after it has accepted for payment and paid for Shares tendered in the Offer, but only (i) once, and only if Acquisition Sub and Merz own, directly or indirectly, at least 80% of the total number of Shares then outstanding, (ii) on or prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period, (iii) for a number of Shares not in excess of BioForm’s then authorized and unissued Shares (including as authorized and unissued, for this purpose, any Shares held in the treasury of BioForm) and (iv) if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or BioForm’s stockholders in connection with, the exercise of the Top-Up Option or the delivery of Top-Up Shares in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable.

In connection with the Offer, BioForm has agreed to cause its transfer agent to, promptly (but in any event within five business days after the date of the Merger Agreement), furnish Acquisition Sub and Merz with mailing labels, security position listings, non-objecting beneficial owner listings, and readily available computer files containing the names and addresses of the record holders of the Shares as of the latest practicable date, and to furnish Acquisition Sub and Merz with such information and assistance (including periodic updates of such information) as they or their agents may reasonably request in communicating the Offer to the record and beneficial holders of the Shares. This Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase and other materials related to the Offer will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of BioForm’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares of BioForm Common Stock in the Offer

Valid Tender

For a stockholder to validly tender Shares in the Offer:

•

the certificate(s) representing the tendered Shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”) and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date;

•

in the case of a tender effected pursuant to the book-entry transfer procedures described below under the caption “Book-Entry Transfer,” (i) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”), or an Agent’s Message (as described below under the caption “Book-Entry Transfer”), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date and (ii) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described below under the caption “Book-Entry Transfer,” and a Book-Entry Confirmation (as described below under the caption “Book-Entry Transfer”) must be received by the Depositary prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under the caption “Guaranteed Delivery” prior to the Expiration Date.

Stockholders must use one of these methods to validly tender Shares in the Offer. The valid tender of Shares in accordance with one of the procedures described above will constitute (i) the tendering stockholder’s acceptance of the Offer, as well as such stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares and (ii) a binding agreement between the tendering stockholder and Acquisition Sub upon the terms of and subject to the Offer Conditions.

The method of delivery of Shares to be tendered in the Offer, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility described below, is at the election and risk of the tendering stockholder. Shares to be tendered in the Offer will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation described below). If delivery of Shares is made by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer

The Depositary will notify The Depository Trust Company (the “Book-Entry Transfer Facility”) to establish an account with respect to the Shares for purposes of the Offer as promptly as practicable after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may effect a book-entry delivery of Shares in the Offer by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is sometimes referred to in this Offer to Purchase as a “Book-Entry Confirmation.” The term “Agent’s Message” as used in this Offer to Purchase means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (ii) the participant agrees to be bound by the terms of the Letter of Transmittal and (iii) Acquisition Sub may enforce such agreement against such participant.

Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption “Signature Guarantees”), or an Agent’s Message (as described above), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date to effect a valid tender of Shares by book-entry. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal that is being returned with Shares being tendered in the Offer if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered with such Letter of Transmittal, unless such registered holder(s) has completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on such Letter of Transmittal or (ii) Shares are tendered for the account of a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act (which are sometimes referred to as “Eligible Institutions” in this Offer to Purchase). For purposes of the foregoing, a registered holder of Shares includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of such Shares. In all other cases, all signatures on the Letter of Transmittal that is being returned with Shares being tendered in the Offer must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information. If certificates representing Shares being tendered in the Offer are registered in the name of a person other than the signer of the Letter of Transmittal that is being returned with such Shares, or if payment is to be made or certificates representing Shares not being tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on such certificates, with the signatures on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information.

Guaranteed Delivery

If a stockholder desires to tender Shares in the Offer and such stockholder’s certificates representing such Shares are not immediately available, or the book-entry transfer procedures described above under the caption “Book-Entry Transfer” cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder may tender such Shares if all the following conditions are met:

•	such tender is made by or through an Eligible Institution (as described above under the caption “Signature Guarantees”);

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date; and

•

either (i) the certificate(s) representing tendered Shares being tendered in the Offer, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption “Signature Guarantees”), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase within three trading days (as described below) after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under the caption “Book-Entry Transfer,” (A) either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, and any required signature guarantees (as described above under the caption “Signature Guarantees”), or an Agent’s Message (as described above under the caption “Book-Entry Transfer”), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase and (B) such Shares are delivered pursuant to the book-entry transfer procedures described above under the caption “Book-Entry Transfer” and a Book-Entry Confirmation (as described above under the caption “Book-Entry Transfer”) is received by the Depositary, in each case, within three trading days after the date of execution of such Notice of Guaranteed Delivery. For purposes of the foregoing, a trading day is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery described above may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, and must include a guarantee by an Eligible Institution (as described above under the caption “Signature Guarantees”) in the form set forth in such Notice of Guaranteed Delivery. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The method of delivery of share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the tendering stockholder, and delivery will be made only when actually received by the Depositary.

Other Requirements

Notwithstanding any provision hereof, in all cases payment for Shares that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following:

•	certificates for such Shares, or a timely Book-Entry Confirmation (as described above under the caption “Book-Entry Transfer”) with respect to such Shares;

•

the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption “Signature Guarantees”), or in the case of a Book-Entry Transfer, an Agent’s Message in lieu of the Letter of Transmittal, as described above under the caption “Book-Entry Transfer”); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares being tendered in the Offer or Book-Entry Confirmations with respect to Shares being tendered in the Offer are actually received by the Depositary.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for Shares being tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

Appointment

By executing and returning the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), or in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of the Letter of Transmittal as described above under the caption “Book-Entry Transfer,” a stockholder tendering Shares in the Offer will be irrevocably appointing designees of Acquisition Sub as such stockholder’s attorneys-in-fact and proxies in the manner described in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares being tendered by such stockholder and accepted for payment by Acquisition Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the Shares being tendered. Such appointment will be effective when, and only to the extent that, Acquisition Sub accepts for payment the Shares being tendered by such stockholder as provided in this Offer to Purchase. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of Acquisition Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of BioForm’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Acquisition Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Acquisition Sub’s acceptance for payment of such Shares, Acquisition Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares in the Offer will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. Acquisition Sub reserves the absolute right to reject any or all tenders of Shares if it determines such tender not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Acquisition Sub also reserves the sole and absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares in the Offer will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Acquisition Sub, Merz, BioForm, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to any rights of BioForm under the Merger Agreement, Acquisition Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding.

Backup U.S. Federal Income Tax Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payment made to a tendering stockholder pursuant to the Offer unless the stockholder provides the Depositary with its correct taxpayer identification number and certifies that it is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establishes an exemption from backup withholding. If a tendering stockholder is a nonresident alien or foreign entity, the stockholder generally will not be subject to backup withholding if it certifies its foreign status on the appropriate Internal Revenue Service Form W-8.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares in the Offer are irrevocable. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date and Shares that are tendered may also be withdrawn at any time after March 15, 2010, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in this Offer to Purchase. In the event that Acquisition Sub provides for a “subsequent offering period” following the acceptance of Shares for payment pursuant to the Offer, (i) no withdrawal rights will apply to Shares tendered during such subsequent offering period (or any extension thereof) and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment.

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of this Offer to Purchase, specifying the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. None of Acquisition Sub, Merz, BioForm, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer) of this Offer to Purchase.

4. Acceptance for Payment and Payment for Shares of BioForm Common Stock

Upon the terms of and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, Acquisition Sub will accept for payment, and will pay for, all Shares validly tendered to Acquisition Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. Subject to the terms of the Merger Agreement, Acquisition Sub expressly reserves the right, in its sole discretion, to delay acceptance for payment of or the payment for Shares that are tendered in the Offer in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

In all cases, payment for Shares that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

the certificates representing the tendered Shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer—Signature Guarantees) of this Offer to Purchase); or

•

in the case of a transfer effected pursuant to the book-entry transfer procedures as described in Section 2 (Procedures for Tendering Shares of BioForm Common Stock in the Offer—Book-Entry Transfer) of this Offer to Purchase, a Book-Entry Confirmation and either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 of this Offer to Purchase under the caption “Signature Guarantees”), or an Agent’s Message, and any other required documents.

Accordingly, stockholders tendering Shares in the Offer may be paid at different times depending upon when certificates for Shares being tendered in the Offer or Book-Entry Confirmations with respect to Shares being tendered in the Offer are actually received by the Depositary.

The per Share consideration paid to any stockholder in the Offer will be the highest per share consideration paid to any other stockholder in the Offer.

For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition Sub’s acceptance for payment of such Shares. On the terms of and subject to the Offer Conditions, payment for Shares that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for stockholders tendering Shares in the Offer for the purpose of receiving payment from Acquisition Sub and transmitting payment to such stockholders whose Shares have been accepted for payment pursuant to the Offer.

Under no circumstances will interest be paid by Acquisition Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

If Acquisition Sub is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Acquisition Sub’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Acquisition Sub, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that stockholders tendering such Shares are entitled to do so as described in Section 3 (Withdrawal Rights) of this Offer to Purchase or as otherwise contemplated by federal securities laws.

If any Shares that are tendered in the Offer are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent), in each case, without expense to the stockholder tendering such Shares (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5. Certain Material United States Federal Income Tax Consequences

Introduction

The following summary is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, judicial authority and administrative rulings, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court. This summary is only for the general information of holders of Shares and does not purport to consider all potential tax consequences of the Offer or the Merger. For example, it does not consider the application of the alternative minimum tax, applicable state, local or foreign tax consequences or U.S. federal estate or gift tax consequences of the Offer or the Merger. In addition, this summary does not address the U.S. federal income tax consequences of the Offer or the Merger to holders of Shares subject to special tax treatment under the Code, including:

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies, mutual funds, real estate investment trusts, banks or other financial institutions, or brokers, dealers or traders in securities;

•	holders that hold Shares as part of a hedge, straddle or conversion transaction;

•	partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such pass-through entities;

•	holders that acquired Shares through the exercise of employee stock options or otherwise as compensation;

•	holders with a functional currency for U.S. federal income tax purposes other than the U.S. dollar; and

•	holders that are not citizens or residents of the United States or that are foreign corporations, foreign partnerships or foreign estates or trusts with respect to the United States.

The following summary also does not address the tax consequences to holders of stock options or other securities of BioForm. The following summary assumes that holders of Shares hold their Shares as “capital assets” within the meaning of Section 1221 of the Code and that the Shares are not U.S. real property interests within the meaning of Section 897 of the Code.

Treatment of Holders of Shares of BioForm Common Stock

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction. In general, if a holder of Shares exchanges Shares pursuant to the Offer or the Merger, the holder will recognize gain or loss equal to the difference between the adjusted tax basis of the Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each identifiable block of Shares exchanged. Such gain or loss generally will be capital gain or loss, and it generally will be long-term capital gain or loss if the holding period for the Shares exchanged exceeds one year. The deduction of capital losses is subject to limitations.

Backup Withholding

Payments with respect to Shares exchanged in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at the applicable rate (currently 28%) if the holder of Shares fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Because individual circumstances may differ, holders of Shares should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

6. Price Range of Shares of BioForm Common Stock; Dividends on Shares of BioForm Common Stock

Shares of BioForm common stock are listed on The Nasdaq Global Market under the symbol “BFRM.”

The following table sets forth, for each of the periods indicated, the high and low closing sales prices per Share on The Nasdaq Global Market.

	High	Low
Fiscal Year Ended June 30, 2008:
First Quarter	N/A	N/A
Second Quarter	9.00	6.63
Third Quarter	7.46	4.60
Fourth Quarter	6.01	3.96

Fiscal Year Ended June 30, 2009:
First Quarter	5.23	3.48
Second Quarter	3.70	0.76
Third Quarter	1.45	0.92
Fourth Quarter	2.31	1.01

Fiscal Year Ending June 30, 2010:
First Quarter	3.64	1.87
Second Quarter	4.08	3.39
Third Quarter (through January 14, 2010)	5.69	5.45

On December 31, 2009, the last trading day before Merz and BioForm announced that they had entered into the Merger Agreement, the closing price of Shares reported on The Nasdaq Global Market was $3.40 per Share; therefore, the Offer Price of $5.45 per Share represents a premium of 60% over such price. On January 14, 2010, the last trading day prior to the printing of this Offer to Purchase, the closing price of Shares of BioForm common stock reported on The Nasdaq Global Market was $5.55 per Share. Stockholders are urged to obtain current market quotations for Shares of BioForm common stock before making a decision with respect to the Offer.

BioForm has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, BioForm is not permitted to declare, set aside or pay dividends in respect of shares of its common stock unless approved in advance by Merz in writing. See Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements—Interim Conduct of Business) of this Offer to Purchase for more information.

7. Effect of the Offer on the Market for BioForm Common Stock; Nasdaq Listing of BioForm Common Stock; Exchange Act Registration of BioForm Common Stock; Margin Regulations

Effect of the Offer on the Market for BioForm Common Stock

The purchase of Shares in the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Nasdaq Listing of BioForm Common Stock

Merz intends to cause all Shares to be delisted from The Nasdaq Global Market promptly upon completion of the Merger.

Following the acceptance of Shares for payment pursuant to the Offer and prior to completion of the Merger, BioForm may no longer meet the requirements for continued listing on The Nasdaq Global Market, depending upon the number of Shares accepted for payment pursuant to the Offer.

According to Nasdaq’s published guidelines, Nasdaq would consider disqualifying the Shares for listing on The Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, BioForm has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1.00. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1.00, or (f) (i) BioForm has stockholders’ equity of less than $2.5 million; (ii) the market value of BioForm’s listed securities is less than $35 million over a ten consecutive business day period; and (iii) BioForm’s net income from continuing operations is less than $500,000 for the then most recently completed fiscal year and two of the last three then most recently completed fiscal years. Shares held by officers or directors of BioForm, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose.

According to BioForm, as of December 31, 2009, there were 46,539,908 Shares outstanding. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such Shares are either no longer eligible for The Nasdaq Global Market or are delisted from Nasdaq altogether, the market for BioForm common stock will be adversely affected. However, even if this were to occur, Merz would be required to close the Merger unless completion of the Merger were prohibited by law.

If Nasdaq were to delist the Shares, it is possible that such Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for BioForm common stock and the availability of such quotations would depend upon the number of holders of Shares remaining at such time, the level of interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act (as described below) and other factors.

After completion of the Offer, BioForm will be eligible to elect “controlled company” status pursuant to Nasdaq Rule 4350, which means, among other things, that BioForm would be exempt from the requirement that the board of directors of BioForm be comprised of a majority of “independent directors” and related rules covering the independence of directors serving on the compensation committee or the corporate governance committee of the board of directors of BioForm. The controlled company exemption would not modify the independence requirements for BioForm’s audit committee. We expect BioForm to elect “controlled company” status following the completion of the Offer.

Exchange Act Registration of BioForm Common Stock

BioForm common stock is currently registered under the Exchange Act. Such registration may be terminated upon application of BioForm to the SEC if Shares are neither listed on a national securities exchange (such as The Nasdaq Global Market) nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would reduce the information required to be furnished by BioForm to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to BioForm, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to sections 14(a) and 14(c) of the Exchange Act in connection with meetings of BioForm’s stockholders and the related requirement of furnishing an annual report to BioForm’s stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to going private transactions. Furthermore, the ability of affiliates of BioForm and persons holding restricted securities of BioForm to dispose of such securities pursuant to Rule 144 or 144A promulgated under the

Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated if BioForm common stock is no longer registered under the Exchange Act. Merz intends to seek to cause BioForm to apply for termination of registration of BioForm common stock under the Exchange Act as soon after the acceptance of Shares for payment pursuant to the Offer as the requirements for such termination are met.

Margin Regulations

The Shares are currently margin securities under the regulations of the Board of Governors of the Federal Reserve System (which is sometimes referred to as the “Federal Reserve Board” in this Offer to Purchase), which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, Shares would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning BioForm

General

BioForm is a Delaware corporation with its principal offices located at 1875 South Grant Street, Suite 200, San Mateo, CA 94402. BioForm’s telephone number at that address is (650) 286-4000. BioForm was incorporated in Delaware on July 12, 1999 as IntraForm Medical, Inc. BioForm changed its name to UltraForm Medical, Inc. in July 1999, to BioForm, Inc. in April 2000 and to BioForm Medical, Inc. in December 2003. BioForm is a medical aesthetics company focused on developing and commercializing products that are used by physicians to enhance a patient’s appearance.

Available Information

BioForm is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning BioForm’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of BioForm’s securities and any material interest of such persons in transactions with BioForm is required to be disclosed in BioForm’s proxy statements distributed to BioForm’s stockholders and filed with the SEC. Such reports, proxy statements and other information is available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information is obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning BioForm contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Acquisition Sub and Merz do not have any knowledge that any such information is untrue, neither Acquisition Sub nor Merz takes any responsibility for the accuracy or completeness of such information or for any failure by BioForm to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. Certain Information Concerning Acquisition Sub and Merz

Acquisition Sub is a Delaware corporation and an indirect wholly owned subsidiary of Merz. Acquisition Sub was organized by Merz to acquire BioForm and has not conducted any other activities since its organization. All outstanding shares of capital stock of Acquisition Sub are indirectly owned by Merz. The principal office of Acquisition Sub is located at Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany. Acquisition Sub’s telephone number at that address is +49 69-1503-0.

Merz is a German corporation with its principal office located at Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany. Merz’s telephone number at that address is +49 69-1503-0. Merz Pharma Group is a German-based, family-held group of companies, which includes Merz, and employs approximately 1,745 people worldwide. Merz Pharma Group generated revenue of approximately Euro 590 million in the most recently completed fiscal year. Merz Pharma Group’s focus is on drugs for treating neurological and psychiatric conditions and the group holds a leading position in the field of Alzheimer’s research. With Memantine, Merz Pharma Group has developed the first active ingredient in the world for treating moderate to severe cases of Alzheimer’s. Worldwide, Memantine is the second best-selling drug for treating Alzheimer’s. Another core competency of Merz Pharma Group lies in clinical and aesthetic dermatology. In addition to pharmaceuticals, Merz Pharma Group also serves the non-pharmacy related healthcare sector. In the consumer products segment, Merz Consumer Care is the leading provider of over-the-counter medication, dietary supplements and skincare products in the German-speaking countries with its well-known Tetesept® and Merz Spezial® brands.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Acquisition Sub and Merz are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Acquisition Sub, Merz or, to the best knowledge of Acquisition Sub and Merz, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase, none of Acquisition Sub, Merz or, to the best knowledge of Acquisition Sub and Merz, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Merz, Acquisition Sub or any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns any equity security of BioForm, and none of Acquisition Sub, Merz or, to the best knowledge of Acquisition Sub and Merz, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of BioForm during the past 60 days.

Except as described in this Offer to Purchase or the Tender Offer Statement on Schedule TO filed by Merz with the SEC to which this Offer to Purchase is filed as an exhibit, (i) there have not been any contacts, transactions or negotiations between Acquisition Sub or Merz, any of their respective subsidiaries or, to the best knowledge of Acquisition Sub and Merz, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BioForm or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) none of Acquisition Sub, Merz or, to the best knowledge of Acquisition Sub and Merz, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of BioForm.

The following are summaries of agreements between certain directors, officers and stockholders of BioForm, on the one hand, and Merz, on the other. The following summaries do not purport to be a complete description of the terms and conditions of the agreements described and are qualified in their entirety by reference to the agreements described, each of which is attached as an exhibit to the Schedule TO, to which this Offer to Purchase is also attached as an exhibit, and is incorporated herein by reference.

Steve Basta, the Chief Executive Officer and a director of BioForm, Dennis Condon, the President and Chief Business Officer and a director of BioForm, Adam Gridley, Senior Vice President, Corporate Development of BioForm, N.C. Joseph Lai, a director of BioForm, and certain of his affiliates, Martin P. Sutter, a director of BioForm, and Essex Woodlands Health Ventures Fund VI, L.P., have each entered into a Tender and Support

Agreement (collectively, the “Support Agreements”) with Merz and Acquisition Sub pursuant to which they have agreed, in their capacity as stockholders of BioForm, among other things, to tender or cause to be tendered to Acquisition Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire or own, beneficially or of record (pursuant to BioForm stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such Shares, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely affect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such Shares have not been previously accepted for payment pursuant to the Offer, and have given Merz an irrevocable proxy to vote each such stockholder’s Shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the General Corporation Law of the State of Delaware (“DGCL”) and have agreed not to take any action that BioForm is prohibited from taking under Section 6.3 of the Merger Agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements—Non-Solicitation of Acquisition Proposals and Related Provisions) of this Offer to Purchase). As of December 31, 2009, such stockholders beneficially owned an aggregate of 11,511,846 Shares, representing approximately 24.7% of the outstanding Shares as of such date. In addition, such stockholders held stock options to purchase in the aggregate 2,223,111 Shares. By their terms, the Support Agreements terminate upon the earliest to occur of the effective time of the Merger (the “Effective Time”), the termination of the Support Agreements by Merz, the termination of the Offer by Merz, the date of any material modification, waiver or amendment of the Offer or the Merger Agreement that affects adversely the consideration payable to BioForm stockholders pursuant to the Merger Agreement, the termination of all of the stockholders’ obligations under the Support Agreements, and the termination of the Merger Agreement in accordance with its terms.

Steve Basta, Dennis Condon and Adam Gridley have also each entered into an employment letter with Merz (the “Employment Letters”) effective as of the closing of the Merger.

Mr. Basta, Mr. Condon and Mr. Gridley will be paid an annual base salary of $420,000, $330,000 and $270,000, respectively. Mr. Basta, Mr. Condon and Mr. Gridley also will be eligible to receive an integration bonus of $105,000, $83,000 and $54,000, respectively, on the first anniversary of the closing of the Merger, an annual cash incentive bonus with a target amount of $210,000, $165,000 and $108,000, respectively, and a three-year, long-term incentive award commencing with the fiscal year ending June 30, 2011 with a target payout opportunity of $840,000, $450,000 and $270,000, respectively.

The Employment Letters provide that if an executive’s employment is involuntarily terminated other than for “cause” or on account of a “constructive termination” (as defined in the Employment Letters) prior to the one year anniversary of the closing of the Merger, he will be entitled to continued payment of his then-current base salary for a period of twelve months, a pro rata integration bonus, a pro rata target annual bonus, and continued health benefits for twelve months. If Mr. Basta is not made the head of the global aesthetics business of Merz prior to the six month anniversary of the closing of the Merger, he will have the right to resign his employment over the next three months and have such termination constitute a “constructive termination” under his Employment Letter and with respect to his outstanding stock options. Mr. Basta, Mr. Condon and Mr. Gridley have each agreed that for a period of six months following the closing of the Merger no reduction of duties and responsibilities will constitute a constructive termination.

If an executive’s employment is involuntarily terminated other than for “cause” or on account of a “constructive termination” on or following the one-year anniversary of the closing of the Merger, he will be entitled to continued payment of his then-current base salary for a period of six months, a pro rata target annual bonus, a pro rata payout of his long-term incentive award based on the actual performance of BioForm through his date of termination, and continued health benefits for six months.

10. Source and Amount of Funds

The Offer is not subject to any financing contingencies.

The total amount of funds required by Merz and Acquisition Sub to pay for all outstanding Shares that are either tendered in the Offer or converted into the right to receive cash in the Merger, and to pay all fees and expenses related to the Offer and the Merger, is estimated to be as follows: approximately $253.6 million payable as consideration for outstanding Shares; plus approximately $38.4 million payable with respect to the cash-out of stock options and expected transaction fees and expenses. Merz plans to contribute or cause to be contributed to Acquisition Sub all funds needed for the Offer and the Merger. Merz expects to use its cash and cash equivalents to effect the contribution of funds to Acquisition Sub.

Acquisition Sub believes that the financial condition of Merz and its affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of Shares in connection with the Offer and the Merger, (ii) Acquisition Sub is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Merz has sufficient cash and cash equivalents to provide Acquisition Sub with the amount of cash consideration payable to holders of Shares in the Offer and the Merger. Currently, Merz has cash and cash equivalents of approximately $300 million.

11. Background of the Offer

In April 2007, Merz began exploring introducing its aesthetics medicine product portfolio in the United States market. Thereafter, Merz determined that, as an alternative to establishing its own business organization in the U.S., it would look for possible strategic collaborations or acquisitions with suitable candidates in the U.S.

In the summer of 2007, Dr. Martin Zügel, the Chairman of Merz’s Management Board and the Chief Executive Officer of Merz Pharmaceuticals, contacted Steven Basta, BioForm’s Chief Executive Officer, to discuss possible ways in which the two companies could collaborate. On July 24, 2007, Messrs. Zügel and Basta met in San Francisco, California, to continue their discussions.

At a meeting in Frankfurt, Germany, on July 30, 2007, in which Messrs. Zügel and Basta, Hans-Jörg Bergler, Merz’s Vice President, Head of Corporate Development, and Dr. Jochen Hückmann, Chairman of Merz’s Shareholder Council, participated, the parties discussed a possible business combination between the two companies, but decided not to pursue their discussions in light of their inability to reach an agreement concerning BioForm’s valuation.

Following the July 30 meeting, the parties explored the possibility of other collaborations, including a license by Merz for commercialization of Merz’s products by BioForm in the U.S. Shortly thereafter, however, Mr. Zügel informed Mr. Basta that Merz was not interested in proceeding with such an arrangement.

In August 2008, Messrs. Zügel and Basta met in Frankfurt, Germany, to consider options for commercialization of Merz’s aesthetics products in the U.S.

In September 2008, Mr. Basta inquired with Mr. Zügel about a range of possible commercial collaborations between the two companies in Europe, including a potential acquisition by Merz of BioForm’s European business. In October 2008, Mr. Zügel communicated to Mr. Basta that Merz would not be interested in a transaction involving only BioForm’s European business.

From October 2008 through early September 2009, executives of Merz and executives of BioForm would talk from time to time. However, during that period, the parties did not enter into any serious discussions about a transaction between the parties.

In early September 2009, Mr. Bergler contacted Mr. Basta to resume discussions about a possible collaboration or business combination between the two companies. The parties then decided to meet in person in

New York, the week of September 14, with representatives from their respective financial advisors. Shortly thereafter, Mr. Basta informed Mr. Bergler that all future communications regarding a possible transaction between the parties should be directed primarily through J.P. Morgan, BioForm’s financial advisor.

On September 9, 2009, representatives of J.P. Morgan contacted Piper Jaffray & Co. (“Piper Jaffray”), Merz’s financial advisor, to discuss the logistics of, and materials to be presented by BioForm, at the meeting.

On September 16, 2009, a meeting took place in New York City to discuss the potential for a business combination between Merz and BioForm. In attendance were members of Merz’s management (including Mr. Bergler, Dr. Matthias Vogt, a member of Merz’s Management Board and Merz’s Chief Financial Officer, and Mr. Norman Selby, currently a member of Merz’s Supervisory Board), representatives of Piper Jaffray, members of BioForm’s management (including Mr. Basta and Adam Gridley, Senior Vice President, Corporate Development) and representatives of J.P. Morgan.

On September 29, 2009, Messrs. Zügel and Basta met in Toronto, Canada, and discussed a general time frame for due diligence.

On October 6, 2009, Merz’s Supervisory Board discussed the potential acquisition of BioForm and the proposed submission by Merz’s management to BioForm of a non-binding indication of interest to acquire all of BioForm’s capital stock for $5.00 per share in cash. On that same date, Merz’s Shareholder Council authorized the submission of such non-binding indication of interest.

On October 7, 2009, Merz delivered to BioForm a written, non-binding indication of interest to acquire BioForm for cash consideration of $5.00 per share. The price contained in this initial indication of interest was based solely on Merz’s review of BioForm’s publicly available information and the information presented by BioForm during the meeting held on September 16, 2009. The letter stated that the proposal was subject to the completion by Merz and its representatives of a customary due diligence investigation of BioForm, the execution by the parties of a mutually acceptable definitive merger agreement and final approval of any transaction by Merz’s Management Board, Supervisory Board and Shareholder Council. In addition, the letter stated that the proposal was not subject to any financing condition. On that same day, representatives of Piper Jaffray discussed with representatives of J.P. Morgan the terms of Merz’s non-binding proposal and the process and timing of next steps.

On or around October 12, 2009, representatives of J.P. Morgan contacted Piper Jaffray to communicate that any proposal to acquire BioForm would have to be meaningfully higher than $5.00 per share in light of BioForm’s recent performance.

On October 13, 2009, representatives of Piper Jaffray contacted representatives of J.P. Morgan and submitted a comprehensive request of due diligence materials required in order for Merz to complete a satisfactory investigation of BioForm.

On October 16, 2009, representatives of Piper Jaffray contacted representatives of J.P. Morgan and submitted additional requests for due diligence materials.

On October 20, 2009, Merz and BioForm executed a mutual non-disclosure agreement to facilitate Merz’s due diligence review of BioForm. Also on that day, BioForm granted Merz and its advisers access to an electronic dataroom in order to review the due diligence items that Merz and its advisers had previously requested. At or about the same time, representatives of Piper Jaffray contacted representatives of J.P. Morgan to discuss the process and timing of a possible transaction and upcoming meetings to be held between senior management of Merz and of BioForm.

On October 22, 2009, representatives of Piper Jaffray contacted representatives of J.P. Morgan to discuss the agenda and timing of an upcoming meeting to be held November 2-3, 2009 among Merz, BioForm and their respective representatives.

On October 24, 2009, Merz’s Shareholder Council received an update on the progress of the proposed transaction.

On October 26, 2009, at a meeting held at BioForm’s manufacturing facility in Franksville, Wisconsin, representatives of Merz (including Hartmut Erlinghagen, Chief Administrative Officer of the Merz Group, Dr. Edgar Mentrup, Head of Quality Operations of the Merz Group, and Barbara Bassler, an external adviser to Merz), and representatives from BioForm (including Adam Gridley and Dean Erickson, Vice President of Manufacturing) toured the facility and engaged in customary due diligence discussions.

On October 28, 2009, a call was held between Mr. Bergler of Merz and Mr. Gridley of BioForm to discuss logistics and the agenda for an upcoming senior management meeting on November 10, 2009, as well as to coordinate additional requests for due diligence items made by Merz to continue with its investigation of BioForm.

On October 29, 2009, a conference call was held between representatives of Piper Jaffray, representatives of J.P. Morgan and representatives of BioForm’s internal finance and tax teams (including Frederick Lwee, Principal Financial Officer) to discuss BioForm’s historical financial results and financial outlook.

On November 2-3, 2009, meetings took place at BioForm’s offices in San Mateo, California, between representatives of Merz and representatives of BioForm to discuss BioForm’s products, markets, operations, business performance and financial outlook. In attendance were members of Merz’s management (including Messrs. Vogt, and Bergler, Derrill Palidwar, Senior Vice President of Strategic Marketing Dermatology, Mikael Svensson, Vice President of Medical Dermatology/Aesthetics, Dr. Alexander Gebauer, Chief Scientific Officer, Dr. Rainer Pooth, Executive Director and Head of Clinical R&D, and Dr. Bhushan Hardas, Vice President of U.S. R&D); members of BioForm’s management (including Messrs. Basta, Gridley and Lwee, and Dennis Condon, President and Chief Business Officer); representatives of Piper Jaffray; representatives of J.P. Morgan; and representatives from Dewey & LeBoeuf LLP, Merz’s outside transactions counsel, and Ropes & Gray LLP, legal counsel for BioForm.

On November 10, 2009, a meeting was held between senior management members of Merz (including Messrs. Zügel, Hückmann and Vogt) and senior management members of BioForm (including Messrs. Basta, Condon and Gridley) to discuss BioForm’s products and markets, operations, business performance and financial outlook, the indication of interest that Merz delivered to BioForm on October 7, 2009, and the status of Merz’s ongoing due diligence investigation of BioForm.

On November 19, 2009, J.P. Morgan sent to Merz a process letter setting forth guidelines with respect to timing and procedure for submitting a definitive written proposal for the acquisition of 100% of BioForm’s outstanding capital stock. The letter also included a proposed form of merger agreement prepared by BioForm (contemplating a tender offer followed by a merger) and requested that Merz revise such form into a ready-to-sign form, to be submitted to J.P. Morgan, together with Merz’s best and final offer, no later than December 10, 2009.

On November 25, 2009, Mr. Basta met with Mr. Zügel and other representatives of Merz management at Merz’s corporate headquarters in Germany to provide a further update on BioForm and to discuss other strategic and transactional considerations, including the complementary capabilities of BioForm and Merz, and the commercial synergies and strategies of launching Merz’s products through BioForm’s commercial organization.

On November 26, 2009, Merz’s Supervisory Board met to discuss the potential acquisition of BioForm and the planned submission to BioForm of a proposal to acquire all of BioForm’s outstanding capital stock for $5.00 per share in cash. On December 5, Merz’s Shareholder Council authorized the submission of such proposal.

On December 4, 2009, J.P. Morgan provided Merz with a draft of the merger agreement’s disclosure schedules prepared by BioForm.

On December 8, 2009, Merz delivered to representatives of J.P. Morgan a non-binding proposal to acquire BioForm for cash consideration of $5.00 per share, together with a revised ready-to-sign version of BioForm’s form of merger agreement and a form of tender and support agreement to be executed by BioForm’s directors and executive officers and their affiliates (in their capacity as stockholders of BioForm). The letter also stated that the proposal was subject to completion of final due diligence (including review of the disclosure schedule to the merger agreement), the execution by BioForm of an exclusivity agreement as provided with the letter, and BioForm’s confirmation that it would use its best efforts to enter into a mutually acceptable definitive merger agreement by December 23, 2009. In addition, the letter stated that the proposal was not subject to any financing condition.

On December 9, 2009, representatives of BioForm responded to representatives of Merz acknowledging receipt of the proposal submitted by Merz. BioForm’s representatives conveyed the message that there were other potential parties interested in a similar combination with BioForm and that Merz would need to increase its bid price in order to be competitive with indications from other parties. In addition, BioForm’s representatives conveyed the message that unless the bid price was increased significantly, BioForm would not enter into an exclusivity agreement with Merz.

Several discussions between the parties followed and, on December 15, 2009, Merz submitted to J.P. Morgan its last and final offer to acquire all of BioForm’s outstanding shares of common stock for a purchase price of $5.45 per share in cash, otherwise reiterating the terms and conditions of its December 8, 2009 proposal, including the conditions that BioForm be willing to execute an exclusivity agreement by 5:00 p.m., Pacific Time, on December 16, 2009, and be committed to execute a definitive agreement before December 24, 2009.

On December 16, 2009, Merz and Piper Jaffray were informed by J.P. Morgan that the proposal submitted on December 15, 2009 was sufficient to move forward, on a non-exclusive basis, toward a potential business combination.

On December 19, 2009, representatives of Merz sent to Steve Basta term sheets that outlined the terms being proposed by Merz with respect to the employment after the closing of Messrs. Basta, Condon and Gridley.

From December 17 through December 23, 2009, members of Merz’s senior management, staff and outside advisers worked with representatives of BioForm and its outside advisers toward completing Merz’s due diligence investigation of BioForm, negotiating the final terms and conditions of a form of merger agreement to be executed by the parties and a form of tender and support agreement to be executed by certain directors and executive officers of BioForm and related stockholders and completing BioForm’s disclosure schedules to the merger agreement.

On December 23, 2009, Mr. Basta contacted Mr. Zügel to inform him that BioForm’s board of directors needed additional time to review BioForm’s operating results for the quarter ending December 31, 2009 and conduct an updated fairness analysis with its financial advisor. On that same day, representatives of Merz informed representatives of BioForm that Merz would keep its offer open through December 31, 2009 if BioForm was willing to deal exclusively with Merz through such date and the parties continued to negotiate in good faith in order to finalize the transaction documentation. In addition, Mr. Basta informed Mr. Zügel that Messrs. Basta, Condon and Gridley had retained Kirkland & Ellis to represent them in connection with the negotiation of the post-closing terms of their respective employment with Merz.

On December 24, 2009, following a meeting of the board of directors of BioForm, representatives of BioForm informed representatives of Merz that BioForm would deal exclusively with Merz through December 31, 2009.

From December 24 through December 29, 2009, the parties and their respective advisers worked toward finalizing the terms of the merger agreement and tender and support agreements, as well as BioForm’s disclosure schedules to the merger agreement and the Employment Letters to be entered into between Merz and each of Messrs. Basta, Condon and Gridley.

On December 29, 2009, in advance of a meeting of BioForm’s board of directors scheduled for December 30, 2009, Merz sent a letter to BioForm reaffirming its $5.45 per share cash offer, offering to reduce the size of the “break-up” fee to $8 million from the previously requested $9 million, and stating that the offer would remain open until 5:00 p.m., Pacific Time, on December 31, 2009, after which time Merz would terminate any negotiations on the proposed transaction.

On December 30, 2009, following a meeting of BioForm’s board of directors, representatives of BioForm advised representatives of Merz that the board of directors had authorized BioForm management to continue to negotiate the final terms of the merger agreement with Merz, with a goal of completing the negotiations by December 31, 2009.

After finalizing the merger agreement, the disclosure schedule to be delivered by BioForm in connection with entering into the merger agreement and the offer letters between Merz and each of Messrs. Basta, Condon and Gridley, on December 31, 2009, the parties executed the merger agreement. In addition, Merz and the respective parties to the tender and support agreements and offer letters executed the same.

On the morning of January 4, 2009, the parties issued a joint press release announcing the execution of the merger agreement.

On January 15, 2009, Acquisition Sub commenced the tender offer.

12. Purpose of the Offer and the Merger; Plans for BioForm; The Merger Agreement; The Support Agreements

Purpose of the Offer and the Merger

The purpose of the Offer and Merger is to enable Merz to acquire the entire equity interest in, and thus control of, BioForm. The Offer, as the first step in the acquisition of BioForm, is intended to facilitate the acquisition of all of the outstanding Shares or, if fewer than all of the outstanding Shares are validly tendered in the Offer and not withdrawn prior to the Expiration Date, such lesser number of Shares, subject to the Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). The purpose of the Merger is for Merz to acquire any and all outstanding Shares that are not validly tendered in the Offer and accepted for payment by Acquisition Sub in the Offer.

Plans for BioForm

Following the acceptance of Shares for payment pursuant to the Offer, Merz will have the right to, and expects that it will, designate representatives to BioForm’s board of directors, which designees will constitute no less than a majority of the board of directors and therefore control BioForm. Following the acceptance of Shares for payment pursuant to the Offer and completion of the Merger, Merz intends to integrate BioForm’s operations with those of Merz under the direction of Merz’s management. Merz’s principal reason for acquiring BioForm is to advance Merz’s strategy of becoming a leading player in aesthetic medicine and increase its direct commercial presence in the United States and Europe. Merz intends to continue to review BioForm and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and, subject to the terms of the Merger Agreement, to consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The Merger Agreement

The following is a summary of the Merger Agreement. The following summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Merz in connection with the Offer, and is incorporated herein by reference. The Merger Agreement contains representations and warranties that BioForm, Merz and Acquisition Sub made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among BioForm, Merz and Acquisition Sub rather than establishing matters as facts. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning BioForm) of this Offer to Purchase.

The Offer

The Merger Agreement provides for the commencement of the Offer by Acquisition Sub.

Acquisition Sub’s obligation to accept for payment and to pay for any Shares that are validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of (i) the Minimum Tender Condition and (ii) each of the other Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). Acquisition Sub may not without BioForm’s prior written consent: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought pursuant to the Offer; (iii) amend or waive the Minimum Tender Condition; (iv) add to the Offer Conditions; (v) modify the Offer Conditions in a manner adverse to the holders of Shares; (vi) extend the expiration date of the Offer except as described Section 1 (Terms of the Offer) of this Offer Purchase; or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

The Offer is initially scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on February 12, 2010, 20 business days following the date of the commencement of the Offer.

Under the terms of the Merger Agreement, subject to the parties’ respective termination rights (described below under the caption “Termination of the Merger Agreement”), the Offer may be extended as follows. Acquisition Sub may, in its discretion and without the consent of BioForm or any other person, extend the Offer beyond the Expiration Date (i) on one or more occasions for an additional period of up to 20 business days per extension (but no later than April 30, 2010) in order to permit all of the Offer Conditions to be satisfied to the extent that any such Offer Condition has not been satisfied or waived as of the Expiration Date, (ii) from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer and (iii) to provide for a “subsequent offering period” (and one or more extensions of such period) in accordance with Rule 14d-11 under the Exchange Act unless immediately following the Purchase Time, Merz and Acquisition Sub, together with their respective subsidiaries, have become the owners of 90% or more of the then-outstanding Shares (including Shares tendered in the Offer and not withdrawn). During any subsequent offering period, if there is one, holders of Shares may tender to Acquisition Sub (but not withdraw), and Acquisition Sub must accept for payment, and pay for, such Shares at the same $5.45 per share price payable in the Offer.

In addition, Acquisition Sub must extend the Offer beyond the Expiration Date, if requested by BioForm (i) for one or more periods of time of up to 20 business days per extension, if at any scheduled expiration of the Offer, any of the Offer Conditions are not satisfied or waived (except that, if at any scheduled expiration of the Offer, the Minimum Tender Condition has not been satisfied or waived, and, prior to such scheduled expiration, an Acquisition Proposal (as defined below in this Section 12 of the Offer to Purchase) has been disclosed, announced, commenced, submitted or made and not withdrawn, then Acquisition Sub will not be required to extend the Offer under this provision for more than 20 business days in the aggregate), (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer and (iii) to provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of at least ten business days if, immediately following the Purchase Time, Merz and

Acquisition Sub, together with their respective subsidiaries, have become the owners of more than 80% but less than 90% of the Shares then outstanding (including Shares tendered in the Offer and not withdrawn). Notwithstanding the foregoing, in no circumstance will Acquisition Sub and Merz be required to extend the Offer beyond April 30, 2010.

The Merger Agreement further provides that, subject to the terms and conditions of the Merger Agreement and to the satisfaction or (if legally permissible) waiver by Acquisition Sub of the Offer Conditions as of the time of any scheduled expiration of the Offer, Acquisition Sub will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer promptly after such scheduled expiration, and will immediately accept and promptly pay for all Shares that are validly tendered during any “subsequent offering period” pursuant to Rule 14d-11 under the Exchange Act.

Merz has agreed to provide or cause to be provided to Acquisition Sub on a timely basis the funds necessary to purchase any Shares that Acquisition Sub is obligated to purchase pursuant to the Offer.

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event occurs during such period, then the Offer Price will be appropriately adjusted.

The Merger Agreement also provides that, on the date on which Acquisition Sub files documents relating to the Offer with the SEC, BioForm must file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”), containing (except as otherwise set forth in the Merger Agreement) (i) the unanimous recommendation of BioForm’s board of directors to BioForm’s stockholders that they accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement and (ii) such information with respect to BioForm and its officers and directors as is required by the rules and regulations of the SEC in connection with Merz’s designation of representatives to BioForm’s board of directors. BioForm also has agreed to take all steps necessary to cause the Schedule 14D-9 to be disseminated to BioForm’s stockholders to the extent required by applicable federal securities laws.

Top-Up Option

Under the Merger Agreement, BioForm has irrevocably granted to Acquisition Sub an option to purchase from BioForm (for cash or a note payable, at a price per share equal to the Offer Price) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to any Shares owned by Acquisition Sub or Merz at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding (assuming the issuance of those Top-Up Shares). The exercise of this Top-Up Option would permit Acquisition Sub to then merge with and into BioForm without the need for a vote by BioForm’s stockholders to approve the Merger.

Acquisition Sub may exercise the Top-Up Option in its discretion, after it has accepted for payment and paid for Shares tendered in the Offer, but only (i) once, and only if Acquisition Sub and Merz own, directly or indirectly, at least 80% of the total number of Shares then outstanding, (ii) on or prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period, (iii) for a number of Shares not in excess of BioForm’s then authorized and unissued Shares (including as authorized and unissued, for this purpose, any Shares held in the treasury of BioForm) and (iv) if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or BioForm’s stockholders in connection with, the exercise of the Top-Up Option or the delivery of Top-Up Shares in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable.

The aggregate purchase price payable for the Shares being purchased by Merz or Acquisition Sub pursuant to the Top-Up Option will be determined by multiplying the number of such Top-Up Shares by the Offer Price. Such purchase price may be paid by Merz or Acquisition Sub, at its election, either entirely in cash or by executing and delivering to BioForm a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. The parties have agreed that any Top-Up Shares acquired by Acquisition Sub upon exercise of the Top-Up Option will not be registered under, and will be issued in reliance upon an exemption from, the Securities Act.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer

The Merger Agreement provides that, promptly upon the purchase by Acquisition Sub pursuant to the Offer of such number of Shares as satisfy at least the Minimum Tender Condition and from time to time thereafter, Merz will be entitled to designate to serve on BioForm’s board of directors a number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on BioForm’s board of directors (giving effect to any increase in the size of BioForm’s board of directors effected pursuant to these provisions) and (ii) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares. In no event, however, will Merz’s director designees constitute less than a majority of the entire BioForm board of directors.

Pursuant to the Merger Agreement, BioForm will, if requested by Merz, promptly increase the size of BioForm’s board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Merz with the level of board representation to which it is entitled under the Merger Agreement and will use commercially reasonable efforts to cause Merz’s designees to be elected or appointed to BioForm’s board of directors. BioForm also has agreed to use commercially reasonable efforts, upon Merz’s request and subject to the requirements of Nasdaq (to the extent applicable), to (i) cause individuals designated by Merz to constitute the same percentage of each committee of BioForm’s board of directors and each board of directors (and committee thereof) of each BioForm subsidiary as the percentage of the entire BioForm board of directors represented by individuals designated by Merz and (ii) obtain and deliver to Merz the resignation of each individual who is an officer of BioForm or any of its subsidiaries (as such, but not as an employee).

The Merger Agreement provides that, following the election or appointment of Merz’s designees to BioForm’s board of directors and prior to the Effective Time, any amendment or termination of the Merger Agreement requiring action by BioForm’s board of directors, any extension of time for the performance of any of the obligations or other acts of Merz or Acquisition Sub under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of BioForm, and any action to seek to enforce any obligation of Merz or Acquisition Sub under the Merger Agreement (or any other action by BioForm’s board of directors with respect to the Merger Agreement, the Offer or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, in each case in any material respect, any of the holders of Shares other than Merz or Acquisition Sub) may only be authorized by a majority of the directors of BioForm then in office who were directors of BioForm on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”). If there should be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of those directors who are considered independent within the meaning of the Nasdaq rules or the federal securities laws (to the extent applicable), or, if no such “Independent Directors” are then in office, by a majority vote of BioForm’s board of directors. Under the Merger Agreement, the parties have agreed to use commercially reasonable efforts to ensure that at least two members of BioForm’s board of directors will, at all times prior to the Effective Time, be Continuing Directors.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Acquisition Sub will be merged with and into BioForm, with BioForm surviving the Merger as an indirect wholly owned subsidiary of Merz (the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub will cease.

Conversion of Shares of BioForm Common Stock

Pursuant to the Merger Agreement, at the Effective Time, each share of BioForm common stock then outstanding (other than Shares held by Merz, Acquisition Sub, BioForm or any wholly owned subsidiary of Merz or BioForm or held in BioForm’s treasury) will be converted into the right to receive the Offer Price in cash, without interest thereon and less any required tax withholding (the “Merger Consideration”), upon proper surrender of the certificate representing such share.

Appraisal Rights

Any Share that, as of the Effective Time, is held by holders of Shares who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration and such holders will be entitled only to such rights as may be granted to them by Section 262 of the DGCL with respect to such Shares. Shares held by stockholders of BioForm who fail to perfect, or effectively waive, withdraw or otherwise lose, their rights to appraisal under Section 262 of the DGCL, however, will thereupon be deemed to have been converted, at the Effective Time, into, and represent only, the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal during certain time periods permitted by Section 262 of the DGCL by delivering to BioForm a written withdrawal of his demand for appraisal. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps that Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

BioForm will give Merz reasonably prompt notice of any appraisal demands received by BioForm, withdrawals of any such demands and any other instruments served pursuant to Section 262 of the DGCL and received by BioForm. Further, BioForm will give Merz the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. BioForm has agreed that it will not, except with the prior written consent of Merz or as otherwise required by applicable law, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights.

Treatment of BioForm Equity Awards

Merz will not assume any of BioForm’s equity awards. In addition, prior to the Purchase Time, BioForm’s board of directors (or appropriate committee thereof administering any BioForm stock option plans) must adopt such resolutions and take such other actions as are necessary to, as of the Purchase Time, effectuate the provisions of the Merger Agreement described below, without any consent on the part of the holder of any Shares or any award under any BioForm stock option plans and without any consent on the part of any other person.

The Merger Agreement provides that each BioForm stock option, to the extent vested and outstanding immediately prior to the Purchase Time will be converted solely into the right to receive the following consideration, with the holder of each such stock option becoming entitled to receive a payment in cash, in consideration of such conversion and in full settlement in respect of such vested and outstanding stock option, in an amount equal to the product of: (A) the difference of (1) the Merger Consideration minus (2) the exercise price per Share subject to such stock option; multiplied by (B) the total number of Shares subject to the unexercised portion of such stock option immediately prior to such time. However, if the exercise price per Share under any such stock option is equal to or greater than the Merger Consideration, then such stock option will be cancelled for no consideration. All amounts payable pursuant to this provision will be paid by the Surviving Corporation as promptly as practicable (and in any event no later than 30 days) following the Purchase Time, without interest thereon and less any required tax withholding.

The Merger Agreement also provides that each BioForm stock option that is unvested and outstanding immediately prior to the Purchase Time will entitle the holder thereof solely to receive the following consideration, with the holder of each such stock option becoming entitled to receive upon the vesting of such stock option in accordance with the terms of such stock option and the applicable BioForm stock option plan pursuant to which it was issued (as modified, in each case, pursuant to the Merger Agreement), in full settlement in respect of such stock option, a payment in cash in an amount equal to the product of: (A) the difference of (1) the Merger Consideration minus (2) the exercise price per Share subject to such stock option; multiplied by (B) the total number of Shares subject to the unexercised portion of such stock option that would have become so vested and exercisable at such time. However, if the exercise price per Share under any such stock option is equal to or greater than the Merger Consideration, then such stock option will be cancelled for no consideration. All amounts payable pursuant to this provision will be paid by the Surviving Corporation as promptly as practicable (and in any event no later than 30 days) following the date such stock option becomes vested, without interest thereon and less any required tax withholding. In addition, the Merger Agreement provides that, prior to the Purchase Time, the parties will agree either on: (i) the terms of an arrangement pursuant to which BioForm (or, at Merz’s option, Merz or one of its affiliates) deposits (in trust for persons who might be entitled to payments pursuant to this provision) into a separate bank account at a bank designated by Merz and reasonably acceptable to BioForm an amount of cash equal to the amount that might become payable pursuant to this provision; or (ii) an arrangement, which might include a letter of credit or other arrangement providing appropriate security for the payments due under this provision, reasonably acceptable to BioForm and Merz, that would cause such persons to hold “property” (for purposes of Section 83 of the Internal Revenue Code) with respect to the amounts that might become payable pursuant to this provision or that otherwise would be reasonably acceptable to BioForm and Merz (provided that if an arrangement contemplated by the foregoing clause (ii) cannot be mutually agreed, the parties will be required to establish an arrangement consistent with the foregoing clause (i)).

Representations and Warranties

BioForm made representations and warranties to Acquisition Sub and Merz in the Merger Agreement (many of which are limited by “materiality” and similar qualifiers), including representations and warranties by BioForm relating to:

•	its due organization and good standing and its subsidiaries;

•	its certificate of incorporation and bylaws;

•	its capitalization;

•	its authority to enter into, and the enforceability against it of, the Merger Agreement, and the required stockholder approval of the Merger;

•	non-contravention of laws and agreements, and absence of required consents;

•	its filings with the SEC and financial statements;

•	its contracts;

•	its tangible personal property;

•	its real property and leasehold interests;

•	its intellectual property;

•	its compliance with legal and regulatory requirements;

•	the absence of certain specified changes with respect to it and its business during the period from June 30, 2009 through the date of the Merger Agreement;

•	legal proceedings and orders;

•	employee and labor matters, and its benefit plans;

•	its insurance policies;

•	tax matters;

•	environmental matters;

•	transactions with affiliates;

•	the disclosure of statements of material fact to its stockholders;

•	the fairness opinion received by BioForm’s board of directors;

•	financial advisory fees;

•	the inapplicability of anti-takeover laws to the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement; and

•	its products.

Acquisition Sub and Merz made representations and warranties to BioForm in the Merger Agreement, including representations and warranties relating to:

•	their due organization and good standing;

•	their authority to enter into, and the enforceability against them of, the Merger Agreement;

•	non-contravention of laws and agreements, and absence of required consents;

•	legal proceedings and orders;

•	the disclosure of statements of material facts to BioForm’s stockholders;

•	financial advisory fees;

•	the sufficiency of the funds held by Merz to consummate the transactions contemplated by the Merger Agreement; and

•	Acquisition Sub and Merz, Inc.

The Merger Agreement provides that none of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement, including any rights arising out of any breach of such representations and warranties, will survive the Effective Time. In addition, the Merger Agreement provides that, except for the representations and warranties contained in the Merger Agreement, none of the parties or any other person on behalf of such parties makes any other express or implied representation or warranty with respect to any such party or any information provided by such party to the other party.

Interim Conduct of Business

The Merger Agreement provides that, during the period from the date of the Merger Agreement through the earlier of the time at which Merz’s designees first constitute a majority of BioForm’s board of directors and the Effective Time (such earlier time, the “Control Time”), BioForm will, except as provided in or contemplated by the Merger Agreement, as set forth in BioForm’s disclosure schedule or as required by applicable law (i) conduct its business in the ordinary course and in accordance with past practices and in compliance in all material respects with applicable laws and the requirements of all contracts to which BioForm or its subsidiaries are parties or by which they or any of their respective properties are bound and (ii) keep in full force all material insurance policies insuring its or its subsidiaries’ business.

The Merger Agreement further provides that, without limiting the generality of the foregoing, except as provided in or contemplated by the Merger Agreement, as set forth in BioForm’s disclosure schedule or as required by applicable law, during the period from the date of the Merger Agreement to the Control Time, BioForm will not (without the prior written consent of Merz, which in the case of the fifth (clause (2)), sixth, seventh and eighth bullet points immediately below will not be unreasonably withheld, delayed or conditioned) and will cause its subsidiaries not to:

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amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reorganization or similar transaction;

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issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of BioForm or any of its subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable or exercisable for such capital stock, except that BioForm may issue Shares upon exercise of stock options outstanding as of the date of the Merger Agreement in accordance with their present terms;

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution to BioForm by any of its subsidiaries);

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redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable or exercisable for its capital stock, or the capital stock of its subsidiaries other than: (A) the acquisition by BioForm of Shares in connection with the surrender of Shares by holders of stock options in order to pay the exercise price of such options; (B) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to BioForm stock option plans; and (C) the acquisition by BioForm of BioForm stock options in accordance with their terms in effect as of the date of the Merger Agreement in connection with the forfeiture of such awards;

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(1) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practices, or (2) authorize, make or agree to make any capital expenditure or expenditures, or enter into any arrangement that reasonably may result in liabilities to BioForm, in excess of $250,000 individually, or $1,500,000 in the aggregate, in any 12 month period;

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enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract that would be a “material contract” under the Merger Agreement or enter into, amend, terminate, or waive any material right or remedy under, any such material contract;

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enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contracts contemplating payments or the delivery of other consideration having a value of more than $400,000, or amend, terminate or waive any material right or remedy under any such contract;

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(A) pay, discharge or satisfy any indebtedness, other than in the ordinary course of business and in accordance with the terms of such indebtedness; or (B) incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of BioForm or its subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person;

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(1) increase the compensation payable (including bonus or equity grants), or increase or accelerate the vesting of the benefits provided, to its current or former directors, executive officers or employees or other service providers, except for increases (A) required by contracts in effect on the date of the Merger Agreement (to the extent previously made available to Merz) or (B) in the ordinary course of business in salaries or wages of employees of BioForm or any of its subsidiaries who are not directors or executive officers of BioForm and up to a maximum of $10,000 per such employee and $150,000 in the aggregate, (2) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any current or former director, executive officer or other employee, except as required by the terms of a BioForm employee benefit plan in effect on the date of the Merger Agreement (to the extent previously made available to Merz), except for any such severance or retention payment or benefits to non-executive employees in the ordinary course as would not exceed $150,000 in the aggregate, (3) enter into or amend any collective bargaining agreement, except as required by law, or (4) establish, adopt, or enter into any arrangement which would constitute a “company benefit plan” under the Merger Agreement, or amend any such benefit plan except as required by law or renewals of arrangements in effect as of the date of the Merger Agreement (to the extent previously made available to Merz) in the ordinary course of business;

•	make any change to accounting policies or procedures, other than actions required to be taken by GAAP;

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split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock;

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amend or waive any of its rights under, or accelerate the vesting under, any provision of any of BioForm’s stock option or equity compensation plans, any provision of any agreement evidencing any outstanding stock option or other award, or otherwise modify any of the terms of any outstanding option or other security or any related contract;

•	form any subsidiary or acquire any equity or other interest in any other person;

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(1) hire any employee at the level of Vice President or above with an annual base salary in excess of $90,000 or (2) promote any employee other than (A) in order to fill a position vacated after the date of the Merger Agreement or (B) promotions that are both in the ordinary course of business and consistent with a salary increase permitted by the ninth bullet point above;

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change any material tax election, or make any material tax election inconsistent with past practice, other than in the ordinary course of business or as required by applicable law, settle, compromise or enter into any closing agreement with any tax authority with respect to, any material tax claim, audit or assessment, enter into any agreement to surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitation period applicable to any material tax claim, audit or assessment relating to BioForm or any of its subsidiaries, or change any material annual tax accounting period or method of tax accounting;

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renew or enter into any non-compete or exclusivity agreement that would restrict or limit, in any material respect, the operations of BioForm and its subsidiaries or, after the Purchase Time, Merz or its subsidiaries;

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commence (other than planning) any new Phase II or Phase III human clinical trial, except that BioForm may commence new human clinical trials if regulatory filings seeking approval to conduct, or giving notice of the intended commencement of, such studies have been submitted to the FDA or any comparable foreign governmental entity (and previously made available to Merz) prior to the date of the Merger Agreement;

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other than any immaterial routine claims, litigation or arbitration in the ordinary course of business, commence, waive, release, assign, settle or compromise any claims or any litigation or arbitration or other proceeding; or

•	agree or commit to take any of the actions described in the foregoing.

The Merger Agreement provides that nothing contained therein gives Merz, directly or indirectly, the right to control or direct BioForm’s or any of its subsidiaries’ operations prior to the Control Time and that, prior to the Control Time, BioForm will exercise complete control and supervision, consistent with the terms of the Merger Agreement, over its and its subsidiaries’ respective operations.

Access and Information

Subject to the restrictions imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or other applicable laws, from the date of the Merger Agreement until the Control Time, BioForm must use commercially reasonable efforts to (1) give Merz and Acquisition Sub and their representatives reasonable access during normal business hours to all employees and facilities and to all books, contracts and records (including tax returns) of BioForm, and its subsidiaries and cause BioForm’s representatives to provide access to their work papers and such other information as Merz or Acquisition Sub may reasonably request, (2) permit Merz and Acquisition Sub to make such inspections as they may reasonably request, (3) cause its and its subsidiaries’ executive officers to furnish Merz and Acquisition Sub with such financial and operating data and other information with respect to the business, properties and personnel of BioForm as Merz or Acquisition Sub may from time to time reasonably request and (4) furnish promptly to Merz and Acquisition Sub a copy of each report, schedule and other document filed or received by BioForm or its subsidiaries during such period as required by federal or state securities laws.

Notwithstanding the forgoing, BioForm is not required to permit any inspection, or to disclose any information, that would (1) violate any of its respective obligations with respect to confidentiality, provided that BioForm uses commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure and discloses such information to the fullest extent possible, (2) result in a violation of applicable law, including the HSR Act or (3) result in loss of legal protection, including the attorney-client privilege and work product doctrine. In addition, any information so obtained by Merz or Acquisition Sub will be subject to the Confidentiality Agreement in place between Merz and BioForm.

Notices

The Merger Agreement requires BioForm and Merz to give one another reasonably prompt notice upon obtaining knowledge of the occurrence or non occurrence of any event that is reasonably likely to result in the failure of such party to comply with or satisfy any Offer Condition.

Under the Merger Agreement, BioForm must give reasonably prompt notice to Merz of: (A) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement; and (B) any legal proceeding commenced, or (to its knowledge) threatened, against, relating to or involving or otherwise affecting, BioForm or its subsidiaries that relates to any of the transactions contemplated by the Merger Agreement. No notification given to Merz pursuant to this provision will limit or otherwise affect any of the representations, warranties or covenants of BioForm contained in the Merger Agreement or any of the remedies available to Merz under the Merger Agreement.

Non-Solicitation of Acquisition Proposals and Related Provisions

Under the Merger Agreement, BioForm may not (and may not resolve or publicly propose to), directly or indirectly, and must cause its subsidiaries not to (and not to resolve or publicly propose to), directly or indirectly, from the date of the Merger Agreement until the Purchase Time:

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initiate, solicit or knowingly encourage or otherwise knowingly facilitate the submission of any inquiries, proposals or offers that constitute or are reasonably likely to result in the making, submission or announcement of any “Acquisition Proposal” (as defined below);

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initiate, participate in, knowingly encourage or otherwise knowingly facilitate any discussions or negotiations regarding, furnish to any person (other than Merz and its affiliates) any non-public information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with respect to, any such inquiries, proposals or offers;

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(A) withdraw, modify or qualify in a manner adverse to Merz or Acquisition Sub, or publicly propose to withdraw or to modify or qualify in a manner adverse to Merz or Acquisition Sub, the recommendation of the BioForm board of directors that the stockholders of BioForm accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement (the “Company Board Recommendation”) (it being understood that the Company Board Recommendation will be deemed to have been modified or qualified in a manner adverse to Merz and Acquisition Sub if the Company Board Recommendation ceases to remain unanimous and either: (I) following such cessation, the Minimum Tender Condition is not satisfied; or (II) (1) any director who ceases to support the Offer or the Merger also voices opposition to the Offer and the Merger and such opposition is disclosed publicly or to any stockholder of BioForm that is not also a director or officer of BioForm and (2) such opposition is reasonably expected to adversely affect the likelihood of consummation of the Offer or the Merger) or (B) recommend the approval or adoption of, or accept, approve or adopt, or publicly propose to recommend, accept, approve or adopt, any Acquisition Proposal, or resolve, agree or publicly propose to take any of the actions contemplated by clauses “(A)” or “(B)” (any action described in this bullet point being referred to as a “Change of Board Recommendation”); or

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except for a confidentiality agreement entered into under the circumstances described below, approve or recommend, or publicly propose to approve or recommend, or cause or permit BioForm or any of its subsidiaries to execute or enter into any merger agreement, letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (A) constituting or relating to, or that contemplates or is intended or is reasonably likely to result in, an Acquisition Proposal or (B) requiring BioForm (whether or not subject to conditions) to abandon, terminate or fail to consummate the Offer or the Merger (any of “(A)” and “(B),” an “Acquisition Agreement”).

For purposes of the Merger Agreement, “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest in making an offer or proposal (other than an offer, proposal, inquiry or indication of interest made by Merz or any of its affiliates), made or renewed by a person or “group” (as defined in the Exchange Act and the rules thereunder) of persons at any time after the date of the Merger Agreement contemplating or structured to permit:

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any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the transactions contemplated by the Merger Agreement (1) in which a person or “group” (as defined above) of persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of BioForm or any of its subsidiaries or the surviving entity in a merger or the resulting direct or indirect parent of BioForm or any such subsidiary or surviving entity or (2) in which BioForm or any of its subsidiaries issues securities representing 15% or more of the outstanding securities of any class of voting securities of BioForm or such subsidiary (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class);

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the net revenues, net income or assets of any of BioForm or its subsidiaries; or

•	any liquidation or dissolution of BioForm or any of its subsidiaries.

Under the Merger Agreement, BioForm must, and must cause its subsidiaries and its and their representatives to, immediately cease and cause to be terminated any solicitation, discussion or negotiation conducted through the date of the Merger Agreement with any persons with respect to any inquiries, proposals or offers that constitute an, or are reasonably likely to result in the making, submission or announcement of any, Acquisition Proposal, and, to the extent BioForm is contractually permitted to do so, must request the return or destruction of all confidential information provided by or on behalf of BioForm or its subsidiaries or its or their representatives to any such person. BioForm also has agreed not to release or permit the release of any person from, or to amend or waive or permit the amendment or waiver of any provision of, any confidentiality, “standstill” or similar agreement to which any of BioForm or its subsidiaries is or becomes a party or under which any of BioForm or its subsidiaries has or acquires any rights (unless BioForm’s board of directors determines in good faith, after having taken into account the advice of BioForm’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to BioForm’s stockholders under applicable law) and must use its reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Merz.

The Merger Agreement also provides that, notwithstanding the limitations described in the first paragraph of this section captioned “Non-Solicitation of Acquisition Proposals and Related Provisions,” if at any time following the date of the Merger Agreement and prior to the Purchase Time: (1) BioForm has received a written Acquisition Proposal from a third party that has not been withdrawn and that BioForm’s board of directors believes in good faith is bona fide, (2) such Acquisition Proposal did not result from a breach of the provisions described under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions,” (3) BioForm’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and BioForm’s outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a “Superior Proposal” (as defined below), (4) BioForm’s board of directors determines in good faith, after having taken into account the advice of BioForm’s outside legal counsel, that the failure to take any of the actions described in clauses “(A)” and/or “(B)” below would be inconsistent with its fiduciary obligations to BioForm’s stockholders under applicable law and (5) BioForm gives Merz written notice of the identity of the person making such Acquisition Proposal and of BioForm’s intention to take such actions; then BioForm may, subject to clauses (x) and (y) below, (A) furnish information with respect to BioForm and its subsidiaries to the person making such Acquisition Proposal and (B) participate in and facilitate discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal and assist and otherwise cooperate with such person with respect to such Acquisition Proposal. BioForm may not, however, and may not allow its subsidiaries and its and their representatives to take any of the actions described in clause “(A)” above unless BioForm (x) has, or first enters into, a confidentiality agreement with such person containing customary limitations on the use and disclosure of all non-public information furnished to such person by or on behalf of BioForm and customary “standstill” provisions, and containing other provisions no less favorable to BioForm than the terms of the Confidentiality Agreement between Merz and BioForm and (y) prior to or concurrently with furnishing any non-public information concerning BioForm or its subsidiaries to such person, BioForm provides to Merz any such non-public information, to the extent such information was not previously provided or made available by BioForm to Merz.

“Superior Proposal” is defined in the Merger Agreement as any unsolicited, bona fide written Acquisition Proposal that, if consummated, would result in a person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (A) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of BioForm or of the surviving entity in a merger or the resulting direct or indirect parent of BioForm or such surviving entity; or (B) 50% or more of the assets of BioForm and its subsidiaries, taken as a whole, in each of clause “(A)” and “(B),” which BioForm’s board of directors reasonably determines in good faith, after taking into account the advice of an independent financial advisor of nationally recognized reputation and BioForm’s outside legal counsel, is more favorable to BioForm’s stockholders than the terms of the Offer and the Merger, taking into account all financial, legal, regulatory and other aspects of such proposal (including whether it is subject to any financing condition and the likelihood that the transaction will be consummated on the terms proposed) and the person making the proposal (including any changes to the terms of the Merger Agreement proposed by Merz to BioForm in response to such proposal or otherwise, and any fees payable by BioForm under the Merger Agreement).

Under the Merger Agreement, from and after the date of the Merger Agreement and prior to the Purchase Time, BioForm must promptly (and in any event within 48 hours) notify Merz in writing if BioForm or any of its subsidiaries receives any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to result in an Acquisition Proposal (including the identity of the person making such Acquisition Proposal or inquiry, proposal or offer and the material terms and conditions thereof). BioForm must provide Merz promptly (and in any event within such 48-hour period) a copy of any written documentation relating to such Acquisition Proposal or inquiry, proposal or offer, including any modifications thereto. BioForm must keep Merz reasonably informed on a current basis of the status of any such Acquisition Proposal or inquiry, proposal or offer (and in any event no later than 48 hours after the occurrence of any material changes or developments in any such Acquisition Proposal or inquiry, proposal or offer, including furnishing to Merz copies of any written inquiries, correspondence and draft documentation). Without limiting the foregoing, BioForm must promptly (and in any event within 48 hours) notify Merz if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to the provisions of the paragraph immediately preceding the definition of “Superior Proposal.” BioForm may not, and must cause its subsidiaries not to, enter into any contract subsequent to the date of the Merger Agreement that would restrict BioForm’s ability to comply with the provisions of this paragraph.

The Merger Agreement also provides that, notwithstanding the limitations described in the first paragraph of this section captioned “Non-Solicitation of Acquisition Proposals and Related Provisions,” if (1) BioForm has received a written Acquisition Proposal from a third party that has not been withdrawn and that BioForm’s board of directors believes in good faith is bona fide, (2) such Acquisition Proposal did not result from a breach of the provisions described under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions,” (3) BioForm’s board of directors determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and BioForm’s outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, (4) BioForm’s board of directors determines in good faith, after having taken into account the advice of BioForm’s outside legal counsel, that in light of such Superior Proposal, a failure to make a Change of Board Recommendation would be inconsistent with its fiduciary obligations to BioForm’s stockholders under applicable law, (5) prior to effecting such Change of Board Recommendation, BioForm’s board of directors gives Merz at least three business days’ written notice (or such correspondingly lesser period of notice if less than three business days remains before the then-scheduled expiration date of the Offer): (A) that it has received a Superior Proposal not in violation of the provisions described under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions;” (B) that it intends to make a Change of Board Recommendation; and (C) specifying the material terms and conditions of such Superior Proposal, including the identity of the person making such offer (and attaching the most current and complete version of any written agreement or other document relating to such Superior Proposal) (it being agreed by the parties that any change to the consideration payable in connection with such Superior Proposal or any other material modification to such proposal relating to conditions to closing, termination rights or provisions similar to those described under the captions “Non-Solicitation of Acquisition Proposals and Related Provisions” and “Effect of Termination; Termination Fee; Expenses” require a new three business days’ advance written notice by BioForm (or such correspondingly lesser period of notice if less than three business days remains before the then-scheduled expiration date of the Offer)), (6) during any such notice period(s), if requested by Merz, BioForm engages in good faith negotiations with Merz to amend the Merger Agreement and (7) at the end of any such notice period, the failure to make a Change of Board Recommendation would still be inconsistent with the fiduciary obligations of BioForm’s board of directors to BioForm’s stockholders under applicable law (taking into account any changes to the terms of the Merger Agreement proposed by Merz as a result of the negotiations required by clause “(6)” above or otherwise), then, BioForm’s board of directors may at any time prior to the Purchase Time effect a Change of Board Recommendation and/or cause BioForm to (x) terminate the Merger Agreement in accordance with the Superior Proposal Termination Right described below under the caption “Termination of the Merger Agreement,” and (y) concurrently with such termination enter into a binding written definitive Acquisition Agreement providing for the consummation of the transactions contemplated by such Superior Proposal.

In addition, the Merger Agreement provides that, notwithstanding the limitations described in the first paragraph of this section captioned “Non-Solicitation of Acquisition Proposals and Related Provisions,” other than with respect to an Acquisition Proposal, BioForm’s board of directors may effect a Change of Board Recommendation at any time prior to the Purchase Time, if it determines in good faith, after consultation with outside counsel, that due to any event, development or change in circumstances that occurs, arises, or becomes known to BioForm’s board of directors following the date of the Merger Agreement, the failure to take such action would be inconsistent with its fiduciary obligations to BioForm’s stockholders under applicable law. However, prior to effecting such Change of Board Recommendation: (1) BioForm must provide to Merz three business days’ prior written notice (or such correspondingly lesser period of notice if less than three business days remain before the then-scheduled expiration date of the Offer) of BioForm’s board of directors’ intention to effect such Change of Board Recommendation in light of such event, development or change in circumstances, (2) during such notice period, if requested by Merz, BioForm engages in good faith negotiations with Merz to amend the Merger Agreement in such a manner that failure to effect such Change of Board Recommendation is no longer inconsistent with the fiduciary obligations of BioForm’s board of directors to BioForm’s stockholders under applicable law in light of such event, development or change in circumstances and (3) at the end of such notice period, BioForm’s board of directors determines in good faith, after consultation with outside counsel, that the failure to make such a Change of Board Recommendation would still be inconsistent with the fiduciary obligations of BioForm’s board of directors to BioForm’s stockholders under applicable law in light of such event, development or change in circumstances (taking into account any changes to the terms of the Merger Agreement proposed by Merz as a result of the negotiations required by clause “(2)” above or otherwise).

The Merger Agreement further provides that, notwithstanding the foregoing, BioForm’s board of directors will not be prohibited from taking and disclosing to the stockholders of BioForm a position contemplated by Rule 14e-2(a) (relating to the position of a subject company with respect to a tender offer) and Rule 14d-9 (relating to recommendations or solicitations by a subject company or others) promulgated under the Exchange Act. If, however, any such disclosure does not concurrently and expressly reaffirm the Company Board Recommendation or if it has the effect of withdrawing, or of qualifying or modifying it in a manner adverse to Merz or Acquisition Sub, the Company Board Recommendation, then such disclosure will be deemed to be a Change of Board Recommendation for all purposes of the Merger Agreement.

Under the Merger Agreement, BioForm has agreed not to take any action to (1) exempt any person (other than Merz, Acquisition Sub and their respective affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other applicable law) or otherwise cause such restrictions not to apply, or (2) exempt any person (other than Merz, Acquisition Sub and their respective affiliates) from the provisions on “control share acquisitions” contained in any applicable “takeover law” or otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of the Merger Agreement in accordance with the Superior Proposal Termination Right described below under the caption “Termination of the Merger Agreement.”

BioForm’s Stockholders’ Meeting

The Merger Agreement provides that unless the Merger is consummated as a “short form” merger in accordance with Section 253 of the DGCL, and except as permitted by Regulation 14C of the SEC and BioForm’s organizational documents, and subject to applicable law, BioForm, acting through its board of directors, must hold a special meeting of its stockholders promptly following the Purchase Time for the purpose of adopting the Merger Agreement and include the Company Board Recommendation in the information statement or proxy statement that may be provided to BioForm’s stockholders in connection with the Merger (the “Information Statement”). Merz and Acquisition Sub have each agreed under the Merger Agreement that, at such special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Merz or any of its subsidiaries will be voted in favor of the Merger and adoption of the Merger Agreement. The Merger Agreement further provides that, promptly after the consummation of the Offer, BioForm must prepare and file with the SEC the Information Statement in preliminary form as required by the Exchange Act and the rules and regulations promulgated thereunder.

In addition, the Merger Agreement provides that if, following the Offer and any subsequent offering period or the exercise of the Top-Up Option, Merz and Acquisition Sub (together with any other wholly owned subsidiary of Merz), will hold in the aggregate at least 90% of the outstanding shares of each class of capital stock of BioForm that would otherwise be entitled to vote on the adoption of the Merger Agreement, each of Merz, Acquisition Sub and BioForm will take all necessary and appropriate action (subject to the satisfaction of the conditions precedent to the Merger) to cause the Merger to become effective, promptly after the consummation of the Offer, without a meeting of stockholders of BioForm, in accordance with Section 253 of the DGCL.

Reasonable Efforts to Complete Transactions; Regulatory Approvals

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, prior to the Effective Time, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (but, Merz and Acquisition Sub will not be required as a result of this provision to keep the Offer open beyond the expiration date set forth in the Offer, as it may be extended from time to time). In furtherance and not in limitation of the foregoing, to the extent required under the HSR Act, each party has agreed to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as reasonably practicable (and in no event later than ten business days after the date of the Merger Agreement), (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) to take all other actions necessary, and proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act promptly, including by requesting early termination of the waiting period provided for in the HSR Act.

In addition, the Merger Agreement provides that each of Merz and Acquisition Sub, on the one hand, and BioForm, on the other hand, must, in connection with the efforts described above to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under the HSR Act, use its reasonable best efforts to (1) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (2) keep the other party reasonably informed of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement; and (3) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or such other applicable governmental entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, such other government entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

The Merger Agreement also provides that in furtherance and not in limitation of the covenants of the parties contained in two paragraphs immediately above, if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under the HSR Act or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable governmental entity challenging any of the transactions contemplated by the Merger Agreement as violative of law or that would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, each of Merz, Acquisition Sub and BioForm will use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions, including in order to resolve such objections or suits that, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, and each of Merz, Acquisition Sub and BioForm will take all such further action as may be necessary to resolve such objections and to avoid or eliminate all impediments under any law that may be asserted by any governmental entity so as to enable the closing of the Merger to occur as soon as reasonably possible (and in any event no later than April 30, 2010), including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Merz or its subsidiaries or affiliates or of BioForm or its subsidiaries and (2) otherwise taking or committing to take any actions that after the closing of the Merger would limit the freedom of Merz or its subsidiaries’ (including the Surviving Corporation’s) or affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ (including the Surviving Corporation’s) or affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing the closing of the Merger, materially delaying the closing of the Merger or delaying the closing of the Merger beyond April 30, 2010. However, neither BioForm nor any of its subsidiaries will become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a governmental entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of BioForm or its subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on BioForm only in the event that the closing of the Merger occurs.

The Merger Agreement further provides that in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity challenging the Merger or any other transaction contemplated by the Merger Agreement, each of Merz, Acquisition Sub and BioForm will cooperate in all respects with each other and will use commercially reasonable efforts to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, prior to the Purchase Time, BioForm must use its commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any contracts to which BioForm or any of its subsidiaries is a party as may be necessary for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any contract as a result of the execution, performance or consummation of the transactions contemplated by the Merger Agreement. However, neither BioForm nor any of its subsidiaries will be required to pay prior to the Effective Time any material fee, penalty or other material consideration to any third party to obtain any consent, approval or waiver required with respect to any such contract.

The Merger Agreement provides that BioForm must take all reasonable steps to exclude the applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement or the Support Agreements of any “takeover laws,” and must assist in any challenge by Merz or Acquisition Sub to the validity, or the applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement or the Support Agreements, of any takeover laws.

Employee Benefits Matters

The Merger Agreement provides that from the Control Time until December 31, 2010, Merz must, and must cause its subsidiaries to, provide each employee of BioForm or its subsidiaries, including each executive officer, with base wages and short-term cash bonus opportunity no less favorable than those in effect as of the Control Time, and with employee benefits (excluding equity compensation) no less favorable than those in effect as of the Control Time, including with respect to retirement, health and welfare and severance plans. Under the Merger Agreement, Merz acknowledges that BioForm has terminated its 2009 annual cash bonus plan and suspended matching contributions under its 401(k) plan and, in 2010, Merz intends to, and will, reinstitute an annual cash bonus plan and a matching contribution under BioForm’s 401(k). The Merger Agreement also provides that if after the Control Time, employees of BioForm or its subsidiaries become participants in benefit plans of Merz or its subsidiaries, Merz must, and must cause its subsidiaries to, (i) provide service credit with BioForm for all limitations as to preexisting conditions, exclusions and waiting periods for participation and coverage requirements under any welfare plan, to the extent that such employee would receive service credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Control Time, (ii) provide credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements and (iii) provide service credit with BioForm for purposes of eligibility vesting and benefit accruals (except benefit accruals under any defined benefit plan) under any employee benefit plan of Merz or its subsidiaries. However, in no event will any such employee be entitled to any credit under the foregoing clauses (i), (ii) and (iii) to the extent that it would result in a duplication of benefits.

Under the Merger Agreement, if requested by Merz in writing at least (i) 20 days prior to the Effective Time, BioForm will terminate all of its benefit plans (other than any such plan intended to qualify under Section 401(k) of the Internal revenue Code), or (ii) five days prior to the Effective Time, BioForm will terminate all of its benefit plans intended to qualify under Section 401(k) of the Internal Revenue Code, in each such case, effective not later than the last business day immediately preceding the Effective Time or such later time as required by the terms of such benefit plans or the contracts between BioForm and any third-party administrators of such benefit plans in effect as of the date of the Merger Agreement, unless amended in accordance with the terms of such plans or contracts at Merz’s reasonable request.

The Merger Agreement further provides that, notwithstanding anything contained in the Merger Agreement to the contrary, none of its provisions is intended to, or does (1) prohibit BioForm, its subsidiaries, Merz, the Surviving Corporation or its or their affiliates from amending or terminating any BioForm benefit plan, (2) require BioForm, its subsidiaries, Merz, or the Surviving Corporation or its or their affiliates to keep any person employed for any period of time, or (3) constitute the establishment or adoption of, or amendment to, any BioForm benefit plan; and no current or former employee of BioForm or any of its subsidiaries participating in any such BioForm benefit plan will have any claim or cause of action, under ERISA or otherwise, in respect of any provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that the certificate of incorporation and the bylaws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses and director exculpation that are at least as favorable as those set forth in the certificate of incorporation and the bylaws of BioForm as in effect at the date of the Merger Agreement (to the extent consistent with applicable law), and that such provisions will not be amended, repealed or otherwise modified for a period ending six years after the Effective Time (and in the event that any legal proceeding is pending or asserted or any claim is made during such period, until the final disposition of such legal proceeding or claim) in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the certificate of incorporation and the bylaws of BioForm in respect of actions or omissions occurring at or prior to the Effective Time, unless otherwise required by applicable law, in which case Merz has agreed, and will cause the Surviving Corporation, to use commercially reasonable efforts to make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this section captioned “Directors’ and Officers’ Indemnification and Insurance.”

The Merger agreement also provides that from and after the Effective Time and until the earlier of six years after the Effective Time and the expiration of any applicable statutes of limitation, the Surviving Corporation will indemnify the present and former officers and directors of BioForm and its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against all losses, claims, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses (including reasonable attorneys’ fees and disbursements), liabilities or amounts in connection with any claim, legal proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Party is or may become a party to by virtue of his or her service as a present or former director or officer of BioForm or any of its subsidiaries, and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, in each case to the fullest extent permitted and provided in the certificate of incorporation and the bylaws of the Surviving Corporation and as permitted under the DGCL. Each Indemnified Party will be entitled to advancement of expenses in connection therewith, subject to providing an undertaking to repay such advances if it is later determined that such person is not entitled to indemnification.

In addition, the Merger Agreement provides that prior to the Effective Time, (1) subject to Merz’s prior written consent (not to be unreasonably withheld), BioForm will obtain “tail” insurance policies with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than the existing policy of BioForm for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that is reasonable and customary for tail insurance policies with its existing directors’ and officers’ liability policy insurer or an insurer with a comparable insurer financial strength rating as that of BioForm’s; or (2) if Merz has not so consented or BioForm has not obtained such tail policy, the Surviving Corporation will provide for a minimum of not less than six years after the Effective Time to the directors and officers of BioForm who are insured under BioForm’s directors’ and officers’ insurance policy an insurance policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is not less favorable than the existing policy of BioForm or, if substantially equivalent insurance coverage is unavailable on commercially reasonable terms, the best reasonably available coverage. However, the Surviving Corporation will not be required to pay an aggregate premium for the D&O Insurance in excess of $590,000, and, if the annual premium of such coverage exceeds such amount, the Surviving Corporation will use its commercially reasonable efforts to obtain a policy with the greatest coverage reasonably available for a cost not exceeding such amount. Merz has agreed to use commercially reasonable efforts to cause all policies referred to in this paragraph to be maintained in full force and effect for their full terms, and to cause all obligations arising under this paragraph to be honored by the Surviving Corporation.

Under the Merger Agreement, the obligations described under this section captioned “Directors’ and Officers’ Indemnification and Insurance” may not be terminated or modified after the Control Time in such a manner as to affect adversely any Indemnified Party to whom this section applies without the consent of such affected Indemnified Party, and such Indemnified Parties are made express third-party beneficiaries of the provisions described in this section (which provisions will survive the consummation of the Merger and will be enforceable by such Indemnified Parties). In addition, if the Surviving Corporation or any of its successors or assigns (1) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers or conveys all or substantially all of its properties and assets to any person, then, in each case, to the extent necessary, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in this section.

Stockholder Litigation

The Merger Agreement provides that BioForm will give Merz the opportunity to participate in the defense, settlement or compromise of any litigation by or on behalf of one or more stockholders (or former stockholders) of BioForm against BioForm and/or its directors or officers commenced prior to the Effective Time and concerning the transactions contemplated by the Merger Agreement. No such settlement or compromise may be agreed to without Merz’s prior written consent (which may not be unreasonably withheld or delayed).

Merz Guarantee

By the terms of the Merger Agreement, Merz has agreed to guarantee the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations covenants, terms, conditions and undertakings of Acquisition Sub and the Surviving Corporation under the Merger Agreement in accordance with the terms of the Merger Agreement, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Control Time.

Delisting

The Merger Agreement provides that, from the Purchase Time to the closing date of the Merger, BioForm must cooperate with Merz to enable the de-listing by the Surviving Corporation of BioForm’s common stock from Nasdaq and the deregistration of BioForm common stock under the Exchange Act as promptly as practicable after the Effective Time.

Conditions to the Merger

The Merger Agreement provides that the respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver by the relevant party of the following conditions at or prior to the closing of the Merger:

•	if required by Delaware law in order to consummate the Merger, the Merger Agreement has been adopted by the holders of at least a majority in combined voting power of the outstanding Shares;

•

no order, injunction or decree preventing the consummation of the Merger has been issued by any court or other governmental entity of competent jurisdiction and remains in effect, and no statute, rule or regulation has been enacted, promulgated or enforced, and remains in effect, that prohibits or makes illegal the consummation of the Merger; and

•	Acquisition Sub has accepted for purchase and has paid for the Shares validly tendered (and not withdrawn) pursuant to the Offer.

Termination of the Merger Agreement

Termination By Mutual Agreement. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by mutual written consent of Merz and BioForm at any time prior to the Effective Time, notwithstanding adoption of the Merger Agreement (if any) by the stockholders of BioForm.

Termination by either Merz or BioForm. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by Merz or BioForm by written notice by the terminating party to the other party:

•

at any time prior to the Effective Time, notwithstanding adoption of the Merger Agreement (if any) by the stockholders of BioForm, if any court or other governmental entity of competent jurisdiction has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or has become final and non appealable. However, a party may not terminate the Merger Agreement pursuant to this provision unless such party has used commercially reasonable efforts to oppose any such order, decree, ruling or other action or to have the same vacated or made inapplicable to the Offer or the Merger, and the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose breach of any provision of the Merger Agreement has been the principal cause of or resulted in such order, decree, ruling or other action;

•

at any time prior to the Purchase Time, if the Offer has expired or has terminated in accordance with the terms of the Merger Agreement (including for failure of the Offer Conditions to be satisfied) without Acquisition Sub having accepted Shares for payment pursuant to the Offer. However, a party is not permitted to terminate the Merger Agreement pursuant to this provision if: (A) the failure of Acquisition Sub to accept such Shares is attributable to the failure of an Offer Condition to be satisfied; and (B) the failure of such Offer Condition to be satisfied is attributable to a failure on the part of the party seeking to terminate the Merger Agreement to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Purchase Time; this is referred to as the “Offer Expiration Termination Right;” or

•	if the Purchase Time has not occurred on or prior to the close of business on April 30, 2010; this is referred to as the “Outside Date Termination Right.”

Termination by BioForm. The Merger Agreement provides that it may be terminated and the Merger may be abandoned by BioForm at any time prior to the Purchase Time by written notice by BioForm to Merz:

•

if (i) Acquisition Sub fails to commence the Offer in violation of its obligation to do so under the Merger Agreement; or (ii) any of Merz’s representations or warranties contained in the Merger Agreement are inaccurate as of the date of the Merger Agreement or have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date) and such inaccuracy has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Merz or Acquisition Sub to timely perform their respective obligations under the Merger Agreement or to timely consummate the transactions contemplated by the Merger Agreement (a “Purchaser Material Adverse Effect”); or (iii) Merz has failed to perform any of its covenants or agreements contained in the Merger Agreement and such failure has or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. However, with respect to items (ii) and (iii) if: (A) any inaccuracy of any of Merz’s representations or warranties as of a date subsequent to the date of the Merger Agreement, or any failure to perform Merz’s covenants or agreements, is curable by Merz prior to the earlier of April 30, 2010 or 20 days after the date on which Merz is notified by BioForm in writing of such breach or failure to perform; and (B) Merz is continuing to exercise reasonable efforts to cure such inaccuracy or failure to perform, then BioForm may not terminate the Merger Agreement under this provision on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to perform has been fully cured such that no Purchaser Material Adverse Effect exists; or

•

in order to accept a Superior Proposal and enter into a binding, written, definitive Acquisition Agreement with respect to such Superior Proposal, in accordance with and subject to the terms and conditions described above under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions.” However, BioForm will not be permitted to terminate the Merger Agreement pursuant to this provision unless Merz has received or will concurrently receive any payment required to be made to it pursuant to the provisions described below under the caption “Effect of Termination; Termination Fee; Expenses;” this is referred to as the “Superior Proposal Termination Right.”

Termination by Merz. The Merger Agreement provides that it may be terminated and the Merger may be abandoned by Merz at any time prior to the Purchase Time by written notice by Merz to BioForm:

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if: (i) any of BioForm’s representations or warranties contained in the Merger Agreement are inaccurate as of the date of the Merger Agreement or have become inaccurate as of a date subsequent to the date of the Merger Agreement (as if made on such subsequent date), such that the Offer Condition relating to the accuracy of BioForm’s representations and warranties contained in the Merger Agreement would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded); or (ii) BioForm has failed to perform any of its covenants or agreements contained in the Merger Agreement, such that the Offer Condition relating to compliance by BioForm with its obligations, covenants and agreements under the Merger Agreement would not be satisfied. However, if (A) any inaccuracy in any of BioForm’s representations or warranties as of a date subsequent to the date of the Merger Agreement or failure to perform any of BioForm’s covenants or agreements is curable by BioForm prior to the earlier of April 30, 2010 or 20 days after the date on which BioForm is notified by Merz in writing of such inaccuracy or failure to perform; and (B) BioForm is continuing to exercise reasonable efforts to cure such inaccuracy or failure to perform, then Merz may not terminate the Merger Agreement under this provision on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to perform has been cured such that the Offer Conditions referred to above would be satisfied; this is referred to as the “Merz Breach Termination Right;” or

•

if any of the following (each a “Triggering Event”) has occurred: (i) BioForm’s board of directors or any committee thereof has made a Change of Board Recommendation; (ii) BioForm has failed to include in the Schedule 14D-9 the Company Board Recommendation; (iii) BioForm’s board of directors has failed to reaffirm publicly its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Purchase Time) after Merz requests in writing that such recommendation be reaffirmed publicly; provided that Merz may not (unless Merz has reasonable concerns relating to the Offer or the Merger) request more than two such public reaffirmations; (iv) a tender or exchange offer relating to Shares has been commenced and BioForm has not sent to its stockholders, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Purchase Time), a statement disclosing that BioForm recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement, the Offer and the Merger; (v) an Acquisition Proposal has been publicly announced, and BioForm fails to issue a press release that reaffirms its recommendation of the Merger Agreement, the Offer and the Merger, within five business days (or, if earlier, prior to the Purchase Time) after such Acquisition Proposal is publicly announced; (vi) the Company Board Recommendation ceases to remain unanimous and either: (A) following such cessation, the Minimum Tender Condition is not satisfied; or (B) (1) any director who ceases to support the Offer or the Merger also voices opposition to the Offer and the Merger and such opposition is disclosed publicly or directly to any BioForm stockholder who is not also a director or officer of BioForm and (2) such opposition is reasonably expected to adversely effect the likelihood of consummation of the Offer or the Merger; (vii) the breach by BioForm or any representative of BioForm of any of the provisions described above under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions” has resulted in an Acquisition Proposal being disclosed, announced, commenced, submitted or made; or (viii) any officer or director of BioForm (in his capacity as a stockholder of BioForm) who has executed and delivered a Support Agreement has materially breached such Support Agreement; this is referred to as the “Triggering Event Termination Right.”

The Merger Agreement provides that any termination of the Merger Agreement by Merz will also constitute an effective termination by Acquisition Sub.

Effect of Termination; Termination Fee; Expenses

The Merger Agreement provides that if the Merger Agreement is terminated and the Merger abandoned in accordance with its terms, subject to certain exceptions, the Merger Agreement will become void and of no further force or effect with no liability on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Any such termination, however, will not relieve any party from any liability or damages resulting from any deliberate and willful breach of any representation, warranty, covenant or agreement contained in the Merger Agreement, and will not in any way affect any of the parties’ rights or obligations with respect to any Shares accepted for payment pursuant to the Offer prior to such termination.

If the Merger Agreement is terminated by Merz or BioForm pursuant to the Offer Expiration Termination Right or the Outside Date Termination Right or by Merz pursuant to the Merz Breach Termination Right (in the case of termination by Merz due to the inaccuracy of BioForm’s representations and warranties described in such termination right, only in the event of a willful breach of BioForm’s representations or warranties contained in the Merger Agreement, and, in the case of termination pursuant to the Offer Expiration Termination Right only in the event of a failure of the Minimum Tender Condition or the Offer Conditions relating to (1) the absence of a “Material Adverse Effect” (as defined below) affecting BioForm, (2) the accuracy of BioForm’s representations and warranties contained in the Merger Agreement, (3) BioForm’s compliance with its obligations, covenants and agreements contained in the Merger Agreement, (4) receipt by Merz and Acquisition Sub of an officer certificate from BioForm confirming the satisfaction of the Offer Conditions referred to in the foregoing clauses “(1),” “(2)” and “(3)” and (5) the absence of a Triggering Event), and: (A) at or prior to the time of such termination an Acquisition Proposal has been disclosed, announced, commenced, submitted or made and not definitely and publicly withdrawn; and (B) within 12 months after the date of any such termination, any Acquisition Proposal (whether or not relating to such first Acquisition Proposal) is consummated or an Acquisition Agreement (whether or not relating to such first Acquisition Proposal) is executed, then BioForm must pay to Merz, in cash at the earlier of the time such Acquisition Proposal is consummated or the time an Acquisition Agreement is executed, a non-refundable fee in the amount of $8 million; except that, for purposes of clause “(B)” above, all references to “15%” in the definition of Acquisition Proposal will be deemed to be references to “50%.”

If the Merger Agreement is terminated by Merz pursuant to the Triggering Event Termination Right or by BioForm pursuant to the Superior Proposal Termination Right, then BioForm must pay to Merz, in cash at the time specified in the next sentence, a non-refundable fee in the amount of $8 million. In the case of termination of the Merger Agreement by Merz pursuant to the Triggering Event Termination Right, the fee referred to in the preceding sentence must be paid by BioForm within two business days after such termination; and in the case of termination of the Merger Agreement by BioForm pursuant to the Superior Proposal Termination Right, the fee referred to in the preceding sentence must be paid by BioForm concurrently with such termination.

The Merger Agreement provides that, for the avoidance of doubt, BioForm will not be required to pay the termination fee described above more than once. The Merger Agreement also provides that if BioForm fails to pay when due any amount payable under the provisions described above then: (i) BioForm must reimburse Merz for all reasonable costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Merz of its rights under such provisions; and (ii) BioForm must pay to Merz interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Merz in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Under the Merger Agreement, if Merz would be entitled to terminate the Merger Agreement and receive a termination fee as described above (other than a termination by Merz pursuant to the Merz Breach Termination Right in circumstances involving an intentional or willful breach of any covenant contained in the Merger Agreement), termination of the Merger Agreement and the collection by Merz of such fee will constitute liquidated damages and be the sole and exclusive remedy regardless of the circumstances of such termination.

Except as otherwise specifically provided in the Merger Agreement, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by it.

The Merger Agreement defines “Material Adverse Effect” as any change, effect, event or occurrence that has a material adverse effect on (i) the business, condition (financial or otherwise), operations or results of operations of BioForm and its subsidiaries, taken as a whole or (ii) the ability of BioForm to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. However, any changes, effects, events or occurrences will not be deemed to constitute a Material Adverse Effect to the extent resulting from (1) general changes or conditions in general economic or market conditions or in the industries (or therapeutic areas) in which BioForm operates, so long as such changes or conditions do not have a materially disproportionate effect on BioForm and its subsidiaries, taken as a whole, compared with other companies operating in the industries (or therapeutic areas) in which BioForm and its subsidiaries operate; (2) the loss or departure of directors, officers, employees or other service providers of BioForm, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in BioForm’s relationships with any of its customers, suppliers, distributors or other business partners, in each case as a direct result of the announcement or pendency of the Merger Agreement or the transactions contemplated thereby; (3) a decrease in the market price of the Shares (it being understood, however, that the facts or circumstances giving rise to any such decrease in market price may be taken into account in determining whether there has been a Material Adverse Effect); (4) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (5) changes in any laws or regulations applicable to BioForm or applicable accounting regulations or principles or the interpretation thereof; (6) compliance by BioForm or any its subsidiaries with a request by Merz or Acquisition Sub that BioForm or any its subsidiaries take an action (or refrain from taking an action) to the extent such action or inaction is in compliance with such request (it being understood that the covenants and agreements described above under the caption “Interim Conduct of Business” will not be deemed to be a request by Merz or Acquisition Sub under this clause “(6)”); and (7) any legal proceedings commenced by any current or former stockholder of BioForm in its capacity as a stockholder (on its own behalf or on behalf of BioForm) against BioForm and/or its directors or officers which, based on the underlying merits of such legal proceedings, are not reasonably expected to result in an award of material damages or injunctive relief against BioForm or its directors.

The Support Agreements

The following summary does not purport to be a complete description of the terms and conditions of the Support Agreements and is qualified in its entirety by reference to the Support Agreements, a copy of the form of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Merz in connection with the Offer, and is incorporated herein by reference. The Support Agreements may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning BioForm) of this Offer to Purchase.

As inducement to Merz to enter into the Merger Agreement, Steve Basta, the Chief Executive Officer and a director of BioForm, Dennis Condon, the President and Chief Business Officer and a director of BioForm, Adam Gridley, Senior Vice President, Corporate Development of BioForm, N.C. Joseph Lai, a director of BioForm, Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter, a director of BioForm, and Essex Woodlands Health Ventures Fund VI, L.P., have each entered into a Support Agreement with Merz and Acquisition Sub pursuant to which they have agreed, in their capacity as stockholders of BioForm, to tender or cause to be tendered to Acquisition Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire (pursuant to BioForm stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such Shares in favor of the approval of the Merger Agreement (and against any other agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such Shares have not been previously accepted for payment pursuant to the Offer, and have given Merz an irrevocable proxy to vote each such stockholder’s Shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that BioForm is prohibited from taking under Section 6.3 of the Merger Agreement (described above under the caption “Non-Solicitation of Acquisition Proposals and Related Provisions”). As of December 31, 2009, such stockholders beneficially owned an aggregate of 11,511,846 Shares, representing approximately 24.7% of the outstanding Shares as of such date. In addition, such stockholders held stock options to purchase in the aggregate 2,223,111 Shares. By their terms, the Support Agreements terminate upon the earliest to occur of the Effective Time, the termination of the Support Agreements by Merz, the termination of the Offer by Merz, the date of any material modification, waiver or amendment of the Offer or the Merger Agreement that affects adversely the consideration payable to BioForm stockholders pursuant to the Merger Agreement, the termination of all of the stockholders’ obligations under the Support Agreements, and the termination of the Merger Agreement in accordance with its terms.

13. Conditions to the Offer

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the

Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Acquisition Sub and Merz in connection with the Offer, and is incorporated in herein by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning BioForm) of this Offer to Purchase.

The Merger Agreement provides that the obligation of Acquisition Sub to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions set forth in the bullet points below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement, Acquisition Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the expiration of the offering period for the Offer, as the same may be extended from time to time (the “Expiration Date”):

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there have been validly tendered in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares, if any, then owned beneficially by Merz and Acquisition Sub (together with their wholly owned subsidiaries), constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”) (where “fully diluted basis” means, as of any time, the number of Shares outstanding, plus (at the option of Merz) all shares of common stock of BioForm that BioForm would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all “in the money” options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of common stock of BioForm that are outstanding and that are vested (or that will be vested) immediately prior to the Effective Time);

•	any applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has expired or has been terminated; and

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any waiting period required to consummate the Offer or the Merger under foreign antitrust or competition-related laws has expired or has been terminated, and any consent required under such foreign antitrust or competition-related law in connection with the Offer or the Merger has been obtained and is in full force and effect.

Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Acquisition Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the Expiration Date:

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no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Support Agreements has been issued by any court of competent jurisdiction or other governmental entity and remain in effect, and there is no law enacted or deemed applicable to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement that makes the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Support Agreements, illegal;

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there is no pending legal proceeding to which any governmental entity is a party: (i) challenging or seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and seeking to obtain from Merz, Acquisition Sub, BioForm or its subsidiaries any damages or other relief that may be material to Merz or BioForm and its subsidiaries; (iii) seeking to prohibit or limit in any material respect Merz’s ability to hold, transfer, vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Acquisition Sub or the Surviving Corporation; (iv) that could materially and adversely affect the right of Merz or BioForm and its subsidiaries to own the assets or operate the business of BioForm or any of its subsidiaries; or

(v) seeking to compel BioForm or any of its subsidiaries, Merz or any subsidiary of Merz to dispose of or hold separate any Shares or any material assets as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

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no change, effect, event or occurrence has occurred since the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

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(i) each of the representations and warranties of BioForm contained in the Merger Agreement, other than the representations relating to capitalization (subject to certain exceptions), board approval and recommendation of the transactions contemplated by the Merger Agreement, opinion of financial adviser and applicability of takeover laws (the “Specified Representations”), were accurate in all respects as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of the Expiration Date (other than any such representation and warranty made as of a specific earlier date, which must have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute and would not reasonably be expected to have a Material Adverse Effect; except that, for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to BioForm’s disclosure schedule made or purported to have been made on or after the date of the Merger Agreement will be disregarded; and (ii) each of the Specified Representations was accurate in all material respects as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of the Expiration Date (other than any such Specified Representation made as of a specific earlier date, which must have been accurate in all material respects as of such earlier date); except that, for purposes of determining the accuracy of any such Specified Representation: (A) all materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to BioForm’s disclosure schedule made or purported to have been made on or after the date of the Merger Agreement will be disregarded;

•	BioForm has complied in all material respect with all of its obligations, covenants and agreements under the Merger Agreement;

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Merz and Acquisition Sub have received a certificate executed by BioForm’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in the immediately preceding three bullet points have been duly satisfied;

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The Merger Agreement has not been terminated pursuant to its terms and has not been amended pursuant to its terms to provide for such termination or amendment of the Offer which, in the reasonable judgment of Merz or Acquisition Sub, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares; and

•	no Triggering Event has occurred.

The foregoing conditions are for the sole benefit of Merz and Acquisition Sub and, subject to the other provisions of the Merger Agreement, may be waived by Merz or Acquisition Sub (except for the Minimum Tender Condition) in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of Merz and Acquisition Sub. The failure by Merz or Acquisition Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares will be promptly returned to the tendering stockholders.

14. Certain Legal Matters

Except as described in the Merger Agreement and this Section 14, none of BioForm Acquisition Sub or Merz is aware of any license or regulatory permit that appears to be material to the business of BioForm that would be adversely affected by Acquisition Sub’s acquisition of Shares in connection with the Offer or the Merger, or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of Shares by Acquisition Sub or Merz in connection with the Offer or the Merger. Should any such approval or other action be required, Acquisition Sub and Merz currently contemplate that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, Acquisition Sub does not currently intend to delay the acceptance for payment of, or payment for, Shares that are tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to BioForm’s business or that certain parts of BioForm’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Acquisition Sub could decline to accept for payment, or pay for, Shares that are tendered in the Offer. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to governmental actions.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. BioForm, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Neither Acquisition Sub nor Merz believes that any of these laws will, by their terms, apply to the Offer or the Merger, and neither Acquisition Sub nor Merz has complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or Merger, Acquisition Sub and Merz believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

BioForm is incorporated under the laws of the State of Delaware. Based on information supplied by BioForm and BioForm’s representations in the Merger Agreement, neither Acquisition Sub nor Merz believes that there are any state takeover statutes or regulations under the DGCL or Delaware law that apply to the Offer or the Merger. Acquisition Sub reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Acquisition Sub might be required to file certain information with, or receive approvals from, the relevant state authorities, and Acquisition Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Acquisition Sub might not be obligated to accept for payment or pay for Shares tendered pursuant to the Offer.

Antitrust

Under the HSR Act, and the related rules and regulations that have been promulgated pursuant thereto, certain acquisition transactions may not be completed unless specified information has been furnished to the FTC and the DOJ and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

Pursuant to the requirements of the HSR Act, Merz, on behalf of itself and Acquisition Sub, and BioForm will each file a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of shares in a cash tender offer, such as the Offer, is 15 calendar days from the date the Acquiring Person makes its filing except that if the waiting period terminates on a weekend or holiday, the waiting period is extended to 11:59 p.m., New York City time, on the following business day. The FTC or the Antitrust Division may terminate the waiting period sooner; the FTC or the Antitrust Division may also extend the waiting period by requesting additional information or documentary material relevant to the Offer from Merz and BioForm. If such a “second request” is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Merz with such request. Thereafter, such waiting period can be extended only by court order.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of Acquisition Sub’s acquisition of Shares in connection with the Offer and the Merger. At any time before Acquisition Sub’s acquisition of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Acquisition Sub’s acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of substantial assets of Merz, BioForm and/or their respective subsidiaries. At any time after Acquisition Sub’s acquisition of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Shares acquired by Acquisition Sub in the Offer and the Merger or seeking the divestiture of substantial assets of Merz, BioForm and/or their respective subsidiaries.

While Merz and Acquisition Sub believe that the Offer and the Merger will not violate United States antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, Merz and Acquisition Sub will prevail.

Private parties, as well as state governments may also bring legal action under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by Acquisition Sub on antitrust grounds will not be made or, if such a challenge is made, of the result. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Acquisition Sub may not be obligated to consummate the Offer. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Foreign Approvals

According to BioForm’s Form 10-K filed with the SEC on September 25, 2009, BioForm conducts business in certain other countries. In connection with the acquisition of Shares by Acquisition Sub pursuant to the Offer and the Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on BioForm’s operations in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Merger. There can be no assurance that Acquisition Sub will be able to cause BioForm or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for BioForm or any of its subsidiaries after purchase of the Shares pursuant to the Offer or the Merger. Currently, neither Merz, Acquisition Sub nor, to the knowledge of Merz and Acquisition Sub, BioForm, is aware of any such foreign filings or approvals.

Federal Reserve Board Regulations

Shares of BioForm common stock are currently margin securities under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, Shares would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

15. Fees and Expenses

Piper Jaffray & Co. (“Piper Jaffray”) is acting as financial advisor to Merz in connection with Merz’s efforts to enter into a business combination with BioForm. Piper Jaffray will receive customary fees in connection with the engagement. Merz has also agreed to reimburse Piper Jaffray for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, resulting from or arising out of its engagement and to indemnify Piper Jaffray and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Piper Jaffray and its affiliates render various investment banking and other advisory services to Merz and its affiliates and are expected to continue to render such services, for which Piper Jaffray will receive customary compensation from Merz and its affiliates. In the ordinary course of business, Piper Jaffray engages in securities trading, market trading and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of BioForm.

Merz has retained MacKenzie Partners, Inc. to act as the Information Agent for the Offer, and Deutsche Bank Trust Company Americas to serve as the Depositary for the Offer. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under United States federal securities laws.

The Information Agent may contact holders of BioForm common stock by mail, telephone, facsimile, email, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of BioForm common stock.

Neither Acquisition Sub nor Merz will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary, to the Information Agent and in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of Shares in connection with the Offer. Upon request, Acquisition Sub will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

16. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Neither Acquisition Sub nor Merz is aware of any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. To the extent that Acquisition Sub or Merz becomes aware of any state law that would limit the class of offerees in the Offer, Acquisition Sub may amend, in its discretion, the Offer and, depending on the timing of such amendment, if any, may extend, in its discretion, the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Acquisition Sub and Merz by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Acquisition Sub.

No person has been authorized to give any information or to make any representation on behalf of Acquisition Sub or Merz that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Acquisition Sub and Merz have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such document. In addition, BioForm has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, containing its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information with respect to the Offer. Such documents and any amendments to such documents, including the related exhibits, should be available for inspection and copies should be obtainable in the manner described in Section 8 (Certain Information Concerning BioForm) of this Offer to Purchase.

VINE ACQUISITION CORP.

January 15, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ACQUISITION SUB AND MERZ

1. Directors and Executive Officers of Acquisition Sub

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of each such director and executive officer is c/o Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Name and Position	Present Principal Occupation or Employment and Employment History
Dr. Martin Zügel Sole Director and President	Dr. Zügel, age 47, has been Chairman of Merz’s Management Board since July 2008. In addition, since April 2005, Dr. Zügel has served as Chief Executive Officer of Merz Pharmaceuticals GmbH. From 2000 to 2004, Dr. Zügel served as a member of the Board (Vorstand) of B. Braun AG. Dr. Zügel holds a Ph.D in medicine from the University of Tübingen.

Dr. Matthias Vogt Treasurer and Secretary

Dr. Vogt, age 41, has been a member of the Merz’s Management Board since July 2008. Dr. Vogt is responsible for Finance, Legal and Mergers & Acquisitions at Merz. Prior to joining Merz, Dr. Vogt was Senior Vice President and Chief Financial Officer for the global OTC business of Novartis and a member of the global CFO Leadership team of Novartis, where he worked for 11 years in various Controlling and Finance positions. Dr. Vogt holds a Ph.D and a degree in Business Administration and Civil Engineering.

2. Directors and Executive Officers of Merz

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Merz are set forth below. The business address of each such director and executive officer is c/o Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Name and Position	Present Principal Occupation or Employment and Employment History
Dr. Martin Zügel Chairman of the Management Board and Chief Executive Officer	Dr. Zügel, age 47, has been Chairman of Merz’s Management Board since July 2008. In addition, since April 2005, Dr. Zügel has served as Chief Executive Officer of Merz Pharmaceuticals GmbH. From 2000 to 2004, Dr. Zügel served as a member of the Board (Vorstand) of B. Braun AG. Dr. Zügel holds a Ph.D in medicine from the University of Tübingen.

Dr. Matthias Vogt Member of the Management Board and Chief Financial Officer	Dr. Vogt, age 41, has been a member of the Merz’s Management Board since July 2008. Dr. Vogt is responsible for Finance, Legal and Mergers & Acquisitions at Merz. Prior to joining Merz, Dr. Vogt was Senior Vice President and Chief Financial Officer for the global OTC business of Novartis and a member of the global CFO Leadership team of Novartis, where he worked for 11 years in various Controlling and Finance positions. Dr. Vogt holds a Ph.D and a degree in Business Administration and Civil Engineering.

Name and Position	Present Principal Occupation or Employment and Employment History

Hartmut Erlinghagen Member of the Management Board	Mr. Erlinghagen, age 55, has been a member of Merz’s Management Board since January 2001. In addition, Mr. Erlinghagen is Merz’s Chief Administrative Officer for Human Resources, Information Technology, Technical Operations and Supply Chain Management. Prior to joining Merz, Mr Erlinghagen was a sourcing officer for the Hoechst Group for five years. Mr. Erlinghagen is a member of the board of the German Chemical Industries Employer Association.

Hans-Jörg Bergler Vice President of Corporate Development	Mr. Bergler, age 40, has been Merz’s Vice President of Corporate Development since April 2007. Mr. Bergler’s responsibilities include Corporate Strategy and Mergers & Acquisitions. Prior to joining Merz, Mr. Bergler was Senior Director, Mergers & Acquisitions, for Altana Pharma, and Project Leader Corporate Development / Mergers & Acquisitions for the Boehringer Ingelheim Group. From 1999 to 2006, Mr. Bergler held positions as chief executive and chief financial officer in two life science start-up companies in Germany and the United States. Mr. Bergler holds a degree in Business Administration from the University of Munich.

Dr. Christian Pertschy General Counsel and Chief Legal Officer	Dr. Pertschy, age 48, has been Merz’s General Counsel and Chief Legal Officer since October 2000. Dr. Pertschy is admitted to practice in Germany and holds a degree in Law from the University of Munich.

Patrick Jochum Head of Litigation Management and Chief Compliance Officer	Mr. Jochum, age 45, has been Merz’s Head of Litigation Management and Chief Compliance Officer since 2007. Prior to joining Merz, Mr. Jochum was an attorney with the law firm of Jones Day in Frankfurt, Germany, from 2001 until 2007. Mr. Jochum is admitted to practice in Germany and holds a degree in Law from the University of Frankfurt.

Edward R. Roberts Chairman of the Supervisory Board	Mr. Roberts, age 75, has been Chairman of Merz’s Supervisory Board since December 2001. Mr. Roberts serves on the board of Icon, a listed clinical research organization.

Michael Freiherr von Truchseß Vice Chairman of the Supervisory Board	Mr. Freiherr von Truchseß, age 63, has been Vice Chairman of Merz’s Supervisory Board since January 2003. Mr. Freiherr von Truchseß is managing director at Deutsche Bank AG in Frankfurt, Germany, responsible for the bank’s European corporate banking business.

Prof. Dr. Rolf Krebs Member of the Supervisory Board	Prof. Krebs, age 69, has been a member of Merz’s Supervisory Board since 2006. Prof. Krebs is also a member of the board of Air Liquide (France) and chairman of the supervisory boards of Epigenomics AG, Ganymed AG and Merck KGaA. Prof. Krebs worked for Boeringer Ingelheim from 1989 from 2004 where, at the time of his retirement, he was chairman of the board of managing directors. Prof. Krebs is a licensed physician in pharmacology and clinical pharmacology.

Prof. Dr. Harald Wiedmann Member of the Supervisory Board	Prof. Harald Wiedmann, age 64, has been a member of Merz’s Supervisory Board since April 2006. Prof. Wiedmann is Honorary Professor for International Accounting and Auditing at Technische Universität in Berlin and at Johann-Wolfgang-Goethe-Universität in Frankfurt. In addition, Prof. Wiedmann is a member of the European supervisory boards of Wincor Nixdorf AG, Praktiker Baumarkt AG, ProSiebenSat.1 Media AG and Prime Office AG, and is chairman of the supervisory board of Berenberg Bank. From 2002 until 2005, Prof.

Name and Position	Present Principal Occupation or Employment and Employment History

Wiedmann was Chairman of KMPG Europe, Middle East and Africa and from 1998 to 2005 was Chief Executive Officer of KMPG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft. From 2006 until June 2007, Prof. Wiedmann was President of the Accounting Standards Committee of Germany. Prof. Wiedmann holds a Ph.D in Law from the University of Munich and degrees in Law from the Universities of Tübingen and Munich.

Norman Selby Member of the Supervisory Board	Mr. Selby, age 57, has been a member of Merz’s Supervisory Board since September 2009. Since August 2005, Mr. Selby has served as a Senior Managing Director at Perseus, L.L.C., responsible for Perseus’ strategy and investments in healthcare and life sciences. Before joining Perseus, Mr. Selby was President and Chief Executive Officer of TransForm Pharmaceuticals, a specialty pharmaceutical company that was acquired by Johnson & Johnson in April 2005. He was also an Executive Vice President at Citigroup/Citicorp from 1997 to 2000. Mr. Selby spent the bulk of his career at McKinsey & Company where he was Director (Senior Partner) in the firm’s New York office. He held several leadership roles at McKinsey, including head of the firm’s Global Pharmaceuticals and Medical Products Practice. Mr. Selby is a member of the Board of Directors of several Perseus portfolio companies and serves on the Board of Trustees of the Central Park Conservancy, the Memorial Sloan-Kettering Cancer Center, and the Ralph Lauren Center for Cancer Care and Prevention. He is also a member of the advisory board of the Harvard Business School’s Healthcare Initiative. Mr. Selby holds a B.A. in Architecture from Yale College and an M.B.A. with Distinction from the Harvard Graduate School of Business Administration.

Dr. Jochen Hückmann Chairman of the Shareholder Council	Dr. Hückmann, age 67, is the Chairman of Merz’s Shareholder Council. In addition, Dr. Hückmann has served as a managing director of Merz GmbH since November 2006, and is a partner of Merz Holding GmbH & Co. KG, Merz’s holding company. Previously, Dr. Hückmann served as managing director of Friedrich Merz GmbH and as Chief Executive Officer of Merz until 2005. Dr. Hückmann has worked at Merz since 1971 and holds a Ph.D and a Master’s degree in business administration from the University of Innsbruck.

Dorothee Baatz Member of the Shareholder Council	Ms. Baatz, age 58, is a member of Merz’s Shareholder Council. In addition, Ms. Baatz, has served as a managing director of Merz GmbH since November 2006, and is a partner of Merz Holding GmbH & Co. KG, Merz’s holding company. Previously, Ms. Baatz served as a managing director of Friedrich Merz GmbH. Prior to joining Merz, Ms. Baatz held various positions in the pharmaceutical and pharmacy management industries.

Manually signed photocopies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of BioForm common stock and any other required documents should be sent or delivered by each shareholder of BioForm or such shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By Regular, Registered or Certified Mail:	By Facsimile Transmission or Electronic Mail (for Eligible Institutions Only):	By Hand or Overnight Delivery:

DB Services Tennessee, Inc. P.O. Box 305050 Nashville, Tennessee 37211 Attn: Reorganization Unit	(615) 866-3889 DB.Reorg@db.com	DB Services Tennessee, Inc. 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Reorganization Unit

For Information 1-800-735-7777

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

tenderoffer@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885